Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

1:	Core Business	1
2:	Highlights	1
3:	Outlook and Strategy	3
4:	Overview of Financial Results	5
5:	Mines and Development Projects	15
6:	Non-GAAP Measures	27
7:	Liquidity and Capital Resources	32
8:	Capitalization	34
9:	General and Administrative Expenses	35
10:	Foreign Exchange	35
11:	Investments and Investment Income	36
12:	Income Taxes	36
13:	Closure and Reclamation Costs	37
14:	Derivatives	37
15:	Contractual Commitments	38
16:	Contingencies	39
17:	Off-Balance Sheet Arrangements	39
18:	Gold and Copper Markets	39
19:	Mineral Reserve and Mineral Resource Estimates	39
20:	Exploration and Development	41
21:	Risks and Uncertainties	45
22:	Critical Accounting Policies and Estimates	47
23:	IFRS Changeover Plan	49
24:	Recent Accounting Pronouncements	54
25:	Disclosures Controls and Procedures	55

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified, in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.             CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian based gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico.

The Company plans to continue to build on its current production base through existing operating mine expansions and throughput increases, the development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

2.             HIGHLIGHTS

Financial

Twelve months ended December 31, 2010

•                  Record revenues of $1.7 billion, an increase of 43% over 2009.

•                  Record net earnings of $451.4 million, representing basic and diluted earnings per share of $0.61, an increase of 130% over 2009.

•                  Record Adjusted Earnings of $451.2 million, representing basic and diluted Adjusted Earnings per share of $0.61, an increase of 30% over 2009.

•                  Record mine operating earnings of $747.9 million, a 60% increase from 2009.

•                  Record cash flows from continuing operations after changes in non-cash working capital of $613.1 million and cash flows from continuing operations before changes in non-cash working capital (non-GAAP measure — see Section 6) of $746.7 million, representing increases of 16% and 51%, respectively, compared with 2009.

•                  Cash and cash equivalents at December 31, 2010 were $330.5 million, a 94% increase from 2009.

Three months ended December 31, 2010

•                  Record revenues of $535.1 million, representing an increase of 34% over the same quarter of 2009.

•                  Net earnings of $160.4 million or $0.22 per share basic, more than 340% higher than the same quarter of 2009.

•                  Record Adjusted Earnings of $173.3 million or $0.23 per share, an increase of more than 70% from the same quarter of 2009:

•                  Record cash flows from continuing operations after changes in non-cash working capital of $236.9 million and cash flows from continuing operations before changes in non-cash working capital of $265.5 million, representing increases of 12% and 71%, respectively, from the fourth quarter of 2009.

•                  Record mine operating earnings of $271.3 million representing a 47% increase from the fourth quarter of 2009.

Operational

Twelve months ended December 31, 2010

•                  Record production from continuing operations of 1,047,191 GEO.

•                  Production from continuing operations was 2% higher than production from continuing operations including commissioning production from Gualcamayo in 2009. Commercial production from continuing operations of wholly owned mines are as follows:

For the year ended December 31,

(In GEO)	2010	2009
Chapada	135,613	156,251
El Peñón	427,934	394,400
Jacobina	122,160	110,515
Gualcamayo	135,140	98,641
Minera Florida	105,604	91,877
Fazenda Brasileiro	70,084	76,413

•                  Record commercial gold production from continuing operations of 864,768 ounces and silver production of 10.0 million ounces. Silver is treated as a gold equivalent for which the Company applies an average historical gold to silver ratio of 55:1 in the calculation of GEO and uses this solely for period-over-period comparative purposes.

•                  Year-over-year increase in commercial production from continuing operations of wholly owned mines was 7%, highlighted by record production at El Peñón and increases at Jacobina and Minera Florida of 11% and 15% respectively, compared with 2009; production at El Peñón also represents a record production.

•                  Production of 135,140 ounces of gold at Gualcamayo during its first full year of operation.

•                  By-product cash costs of $50 per GEO from continuing operations, a decrease of 59% compared to 2009.

•                  Co-product cash costs from continuing operations of $442.

•                  Co-product cash costs per pound of copper at Chapada of $1.17 per pound on production of 149.4 million pounds of copper contained in concentrate.

Three months ended December 31, 2010

•                  Production from continuing operations of 286,682 GEO.

•                  Commercial gold production from continuing operations of 243,407 ounces and silver production of 2.4 million ounces.

•                  Production contributions from continuing operations of wholly owned mines are as follows:

For the three months ended December 31,

(In GEO)	2010	2009
Chapada	36,965	42,216
El Peñón	113,800	109,979
Jacobina	33,718	24,866
Gualcamayo	36,239	59,118
Minera Florida	32,048	24,198
Fazenda Brasileiro	19,852	17,535

•                  Record production at El Peñón in the fourth quarter. Quarterly production increases at Jacobina, Minera Florida, Fazenda Brasileiro of 36%, 32%, and 13% respectively, compared with the fourth quarter of 2009.

•                  Continued improvement and grade reconciliation at Jacobina with production increasing to 33,718 GEO, the fifth consecutive quarterly increase since the last quarter of 2009.

•                  By-product cash costs of negative $34 per GEO from continuing operations, compared with positive $38 per GEO in the same quarter of 2009.

•                  Co-product cash costs from continuing operations of $465 per GEO.

•                  Co-product cash costs per pound of copper at Chapada of $1.20 on production of 39.9 million pounds of copper contained in concentrate.

Development and Exploration

•                  Construction decision was formalized for the development of the Pilar project, which is expected to contribute an average annual production of approximately 120,000 ounces of gold during an initial mine life of nine years.

•                  Continued advancement of the Agua Rica project on three fronts to optimize the project value: project advancement, actively pursuing strategic options, and strengthening the Company’s relationship with the local government.

•                  New gold mineralized zones with favourable results discovered in near-mine exploration:

•                  Chapada — completed pre-feasibility study of Suruca with results supporting additional reserves of 1.05 million ounces of gold.

•                  Fazenda Brasileiro — discovery of CLX2 representing the best and most immediate opportunity for increase in grades, increase in mineral resources and extension of mine life of Fazenda Brasileiro,

•                  Jacobina — infill and step-out drilling results indicating high-grade mineralized zones at Morro do Vento and Canavieiras as significant near-mine targets likely to increase in the grade of mineral reserves and resources.

•                  Gualcamayo — discovery of the Rodado mineralized zone during tunnel development to reach QDD Lower West; continued exploration effort to extend Salamanca with update of inferred resources expected in early 2011.

•                  El Peñón — discovery of Elizabeth, a new sub parallel vein system intersecting a new mineralized structure 200 metres east of the Victoria Este vein system.

•                  Minera Florida — discovery of Victoria, a high-grade deposit, representing new ounces to replace resources and reserves.

•                  Extensive exploration undertaken at Mercedes on mineralized target areas: Barrancas Vein-Laguna Zone, Barrancas Vein-Centro Zone and Lupita Vein-Diluvio Zone, advancing concurrently with mine construction.

•                  Extending the main Jordino mineralization down dip with results indicating exploration upside and mineral resource growth at Pilar.

•                  Proven and probable reserves of 17.4 million contained GEO, excluding Agua Rica, representing an increase of 34% from 2009.

3.             OUTLOOK AND STRATEGY

The Company is focused on its objective to realize value by continuing to build sustainable and reliable gold production through optimizing existing operations, expanding current, near-term and in-development production plans, developing new operations and advancing its exploration properties. Over the course of the last three years since the transformation of the Company through the acquisition of Meridian in 2007, the Company has been following a steady path through organic growth with a disciplined approach in containing costs and ensuring effective management of capital expenditures with objective of delivering shareholder value.

Production from continuing operations is expected to be in the range of approximately 1.04 million to 1.14 million gold equivalent ounces (“GEO”) in 2011 and 1.2 million GEO to 1.32 million GEO in 2012, representing an overall increase of up to 27% in production from continuing operations by the year 2012. Production growth is expected to continue in 2013 to approximately 1.46 million GEO to 1.68 million GEO as four development stage projects including C1 Santa Luz, Mercedes, Minera Florida tailings and Ernesto/Pau-a-Pique, where construction decisions have already been made, are expected to start contributing to production levels. By 2014, production is targeted to be more than 1.7 million GEO, which represents production growth over four years of approximately 65% compared to 2010 production levels. This production includes production from the existing mines and development projects for which construction decisions have been made, and it does not include any additional production from new projects, expansions and optimizations under current evaluation. Copper production is expected to be in the range of 145 million to 160 million pounds in 2011 and 140 million to 160 million pounds in 2012. Annual silver production is expected at approximately 9 million ounces in 2011 and 2012. The realization of these goals will partially depend on the successful start-up and ramp-up of the Company’s current growth projects: Mercedes, Ernesto Pau-a-Pique, CI Santa Luz and Pilar.

Additional production growth is expected from development projects currently under evaluation such as QDD Lower West and Caiamar, which would bring the Company to a target production level of 1.7 million GEO. The expansion at Chapada and Jacobina, exploration discoveries and robust value enhancing projects such as Agua Rica would contribute to longer term production growth.

The Company continues to increase the value of Agua Rica through simultaneous efforts in advancing the technical merit of the project, developing and working on strategic options including intense discussion with potential strategic partners, and continuing to progress its discussion with the local government with respect to advancing the project from the social license and permitting standpoints. The Company continues to look for ways of realizing value from Agua Rica.

The Company remains focused on exploration through identifying and acquiring the best exploration properties in the Americas, developing a pool of talented geoscientists and replacing ounces at current operations.

A summary of the Company’s development stage projects is provided below:

	Expected Average Annual Contribution	Expected Start-date

C1 Santa Luz (i)	100,000 gold ounces	Late-2012

Mercedes	120,000 GEO	Mid-2012

Ernesto/Pau-a-Pique (i)	100,000 gold ounces	Late-2012

Pilar	120,000 gold ounces	Early-2013

(i)          In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces and at Ernesto/Pau-a-Pique average annual production is expected to be approximately 120,000 ounces which would accelerate pay-back.

Estimated production on a mine-by-mine basis for 2011 and 2012 is as follows:

Estimated Production	2011	2012
Chapada	130,000 – 140,000	125,000 – 140,000
El Peñón (i)	420,000 – 440,000	420,000 – 450,000
Gualcamayo	150,000 – 170,000	165,000 – 180,000
Jacobina	120,000 – 135,000	130,000 – 145,000
Minera Florida (i)	115,000 – 130,000	140,000 – 155,000
Fazenda Brasileiro	60,000 – 80,000	60,000 – 70,000
Alumbrera (12.5% interest)	40,000 – 50,000	40,000 – 50,000
Development Projects		115,000 – 135,000
Total GEO	1,035,000 – 1,145,000	1,195,000 – 1,325,000

Total copper from Chapada (million pounds)	145 – 160	140 – 160

(i)          Silver production is expected to be close to 9 million ounces in each of 2011 and 2012. Silver production is reported as GEO at a ratio of 50:1.

Cash costs for 2011 through 2013 are forecasted to be below $250 per GEO. Cash costs are calculated after base metal by-product credits. The Company believes that by-product cash costs are a better representation of the Company’s cost structure as any erosion in costs due to mining inflation and the appreciation of the Chilean peso and will be off-set by additional cash flow from increases in the copper price. Cash costs are reported annually and are expected to vary from quarter to quarter. Cash costs are also impacted by inflation year-over-year.

Cash costs (a non-GAAP measure — see Section 6) were estimated using the following copper price and exchange rates:

	2011	2012
Copper (US$/lb)	3.40	3.40

Brazil - Reais/US$	1.80	1.80
Argentina — Pesos/US$	4.00	4.50
Chile — Pesos/US$	500.00	500.00

Cash costs are reported on a gold equivalent ounce and on a by-product basis (a non-GAAP measure — see Section 6) applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. A gold equivalent ounce is determined by converting silver production to its gold equivalent using relative gold/silver metal prices of 50:1 and adding the converted silver production expressed in gold ounces to the ounces of gold production. The Company has updated its gold/silver metal price ratio for 2011 to 50:1 given the current market price environment and trend for gold and silver.

Capital expenditures for 2011 are expected to be approximately $640 million, excluding capitalized exploration, of which $200 million is for sustaining capital. The 2011 sustaining capital includes approximately $50 million of spending on new initiatives relating to improvements in safety and environment, along with optimizations that will contribute to further efficiencies at all of the Company’s operations. Development capital for 2011 includes the development of Pilar and the Gualcamayo expansion, for which construction decisions were made in mid 2010 and thereby supplements previously provided guidance. Development capital also includes construction for the first phase of development of Suruca, a project for which a pre-feasibility study was only recently completed, which will contribute to Chapada’s gold production. These projects account for approximately $170 million in capital spending in 2011. Total development capital for each development project remains within expectations as noted in previous feasibility studies and guidance.

The Company expects to spend approximately $85 million on exploration, a continuation of the successful 2010 program. Yamana’s 2011 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore greenfield targets.

With approximately $800 million of available cash and undrawn credit available at the end of 2010, in addition to expected robust cash flows from operations, the Company is fully funded for its expected growth.

To provide additional funding and the flexibility to execute on the next growth phase and reduce overall debt exposure, in January 2011, the Company arranged to increase its revolving credit facility capacity to $750 million from $680 million.

4.             OVERVIEW OF FINANCIAL RESULTS

ANNUAL FINANCIAL REVIEW

•                  Earnings from continuing operations of $440.1 million or $0.59 basic and diluted earnings per share, increase of 108% over 2009. Net earnings of $451.4 million or $0.61 basic and diluted earnings per share, an increase of 134% over 2009.

•                  Adjusted Earnings (non-GAAP measure — see Section 6) of $451.2 million or $0.61 per share, an increase of 30% over 2009.

•                  Revenues of $1.7 billion, an increase of 43% over 2009.

•                  Mine operating earnings of $747.9 million, an increase of approximately 60% over 2009.

•                  Cash flows from continuing operation after changes in non-cash working capital of $613.1 million, and cash flows from continuing operations before changes in non-cash working capital (a non-GAAP measure) of $746.7 million for the year, representing increases of 16% and 51%, respectively, over 2009.

•                  Cash and cash equivalents at the end of the year of $330.5 million (2009: $170.1 million).

•                  Total capital expenditures of $531.1 million.

The following table presents a summarized Statement of Operations for the Company’s most recently completed fiscal years (i):

(in thousands of United States Dollars)	2010	2009	2008

Revenues	$1,686,811	$1,183,314	$949,362
Cost of sales excluding depletion, depreciation and amortization	(631,063)	(479,847)	(413,635)
Depletion, depreciation and amortization	(300,711)	(233,687)	(175,907)
Accretion of asset retirement obligations	(7,163)	(2,282)	(1,834)
Mine operating earnings	747,874	467,498	357,986

Expenses
General and administrative	(109,103)	(90,676)	(58,443)
Exploration	(39,184)	(25,433)	(22,409)
Other	(28,483)	(9,536)	(14,131)
Operating earnings	571,104	341,853	263,003

Other business expenses	(48,150)	(12,342)	(71,771)
Foreign exchange gain	32,115	74,515	131,921
Realized (loss) gain on derivatives	(5,476)	18,659	(10,048)
Unrealized gain (loss) on derivatives	1,948	(105,428)	166,216
Earnings from continuing operations before income taxes, equity earnings and non-controlling interest	551,541	317,257	479,321

Income tax expense	(160,690)	(136,559)	(25,727)
Equity earnings from Minera Alumbrera	49,264	31,073	25,763
Earnings from continuing operations	440,115	211,771	479,357
Earnings (loss) from discontinued operations (i)	11,329	(19,140)	(44,585)
Net earnings	$451,444	$192,631	$434,772

Earnings Adjustments (iii):
Non-cash unrealized foreign exchange (gains)/losses	(32,614)	(36,672)	(133,353)
Non-cash unrealized losses/(gains) on derivatives	(1,948)	112,519	(175,408)
Non-recurring future income tax adjustments (ii)	3,173	35,826	—
Write off of mineral interests and other assets	10,017	8,301	114,861
Stock-based and other compensation	19,571	23,275	2,648
Future income tax expense/(recovery) on transaction of intercompany debt	3,680	51,578	(37,243)
Mark-to-market on prior period sales and price and quantity settlements (iv)	—	—	116,631
Proceeds on sale of commodity derivatives	—	—	(47,000)
Adjusted Earnings before income tax effects	453,323	387,458	275,908
Income tax effect of adjustments	(2,132)	(41,327)	5,312
Adjusted Earnings (iii)	451,191	346,131	281,220

Basic earnings per share from continuing operations	$0.59	$0.29	$0.69
Basic earnings per share	$0.61	$0.26	$0.63
Adjusted Earnings per share (iii)	$0.61	$0.47	$0.41

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations with restatement of prior period comparatives.

(ii)      Non-recurring and non-cash tax adjustments on the revaluation of future income tax liabilities related to the excess purchase price of the Meridian Gold Inc. acquisition in respect to the mineral interests in Chile and a write-off of future income tax assets relating to discontinued operations.

(iii)  A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivative, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

(iv)    The non-recurring adjustment reflects the unprecedented volatility of copper prices in the fourth quarter of 2008.

Following the upward momentum of precious metal prices in the fourth quarter of 2009, precious metal prices continued to climb during 2010 in light of a weakened United States Dollar. The average realized prices for gold and silver in 2010 were up by 26% and 39%, respectively, compared with 2009. The Company’s commercial gold ounces sold in 2010 were 12% higher than in 2009. Robust demand for copper from Asia also drove up copper prices. Year-to-year increase of average realized prices for copper was more than 38% accompanied by a 5% increase in copper pounds sold by the Company. An increase in metal prices combined with increased production contributed to increased earnings in 2010.

Net earnings for the year were $451.4 million compared with net earnings of $192.6 million in 2009 (2008 - $434.8 million). Basic earnings from continuing operations per share were $0.59 and basic net earnings per share were $0.61, compared with $0.29 per share and $0.26 per share, respectively, for 2009 (2008 — $0.69 per share and $0.63 per share, respectively).

Adjusted Earnings were $451.2 million or $0.61 per share for the year compared with Adjusted Earnings of $346.1 million or 0.47 per share for 2009 (2008 - $281.2 million or 0.41 per share). Higher Adjusted Earnings for 2010 were mainly due to increased revenues as a result of more favourable realized gold, copper and silver prices, increased production from continuing operations and higher equity earnings from the Company’s 12.5% interest investment in Alumbrera, partly offset by lower realized gains on derivatives, higher exploration and other business expenses. Earnings from continuing operations for the year were $440.1 million compared with $211.8 million in 2009 (2008 - $479.4 million) mainly as a result of the same contributing factors as those for Adjusted Earnings in addition to lower non-cash foreign exchange gains and higher income taxes excluding effects on transactions of intercompany debt.

Higher mine operating earnings of $747.9 million for the year, compared with $467.5 million in 2009, represented a 60% increase from 2009. Year-over-year, revenues increased by 43% while cost of sales excluding depletion, depreciation and amortization only increased by 32%.

Gross revenues for the year were derived from the sale of 813,113 ounces of gold, 10.1 million ounces of silver and 143.8 million pounds of copper from continuing operations, excluding attributable gold ounces and copper pounds from Alumbrera. This compares with gross revenues for 2009 from sale of 769,636 ounces of gold (2008 — 657,478 ounces), 10.5 million ounces of silver (2008 — 9.8 million ounces) and 137.4 million pounds of copper (2008 — 131.9 million pounds) from continuing operations. Higher volumes were due to the gold ounces contribution from Chapada, El Peñón, Gualcamayo Jacobina and Minera Florida, partly offset by decreased production at Fazenda Brasileiro.

The gross margin for the year as a percentage of revenues was 63% compared with 59% of 2009. The improvement in gross margin is attributable to increases in metal prices and cost containment efforts by the Company despite an environment of rising mining industry inflationary pressures and strengthening of local currencies in the countries where the Company’s mines are located.

The average prices of gold, copper and silver for the year of 2010 and 2009 are summarized below:

	Realized Prices (i)		Market Prices
For the twelve months ended December 31,	2010	2009	2010	2009
Gold (per oz.)	$1,237	$980	$1,225	$974
Silver (per oz.)	$20.70	$14.89	$20.24	$14.70
Copper (per lb.)	$3.37	$2.44	$3.42	$2.34

(i)  Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized prices reflect continuing operations.

Revenues for the year are comprised of the following:

			Realized	Revenues
For the year ended December 31, 2010	Quantity Sold		Price	(in ‘000s)
Gold (i)	813,113	oz.	$1,237	$1,005,956
Silver	10,135,169	oz.	$20.70	209,766
Total Precious Metals	997,389	GEO		1,215,722
Copper (i)	143,761,489	lbs.	$3.37	482,016
Gross Revenues				$1,697,738
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(31,707)
- Sales taxes				(24,334)
- Metal price adjustments related to concentrate revenues				41,206
- Other adjustments				3,908
Revenues				$1,686,811

(i)  Include payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization for the year was $631.1 million compared to $479.8 million in 2009. The following table provides a reconciliation of the co-product cash costs to the cost of sales from continuing operations of the year:

For the year ended December 31, 2010	Gold Ounces or Pounds of Copper Produced		Co-product Cash Cost per unit	Total (in ‘000s)
Chapada — Gold	135,613	oz.	$327	$44,356
Chapada — Copper	149,380,557	lbs.	1.17	175,194
El Peñón (GEO) (i)	427,934	oz.	428	183,201
Jacobina	122,160	oz.	535	65,367
Gualcamayo	135,140	oz.	506	68,368
Minera Florida (GEO) (i)	105,604	oz.	416	43,950
Fazenda Brasileiro	70,084	oz.	628	44,042
Co-product cash cost of sales (non GAAP measure)				$624,478
Add (deduct):
- Inventory and other non-cash adjustments				11,781
- Chapada concentrate treatment and refining charges				(31,707)
- Other commercial costs				12,204
- Overseas freight for Chapada concentrate				14,307
Cost of sales excluding depletion, depreciation and amortization				$631,063

(i)  Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

Depletion, depreciation and amortization (“DDA”) expense of continuing operations for the year was $300.7 million compared with $233.7 million in the 2009. Increase in DDA was mainly due to increased sales volume from continuing operations, and related to Gualcamayo being commissioned into commercial production and the completion of various expansionary projects.

General and administrative expenses were $109.1 million for the year, comparable to $90.7 million in 2009 (2008 - $58.4 million) mainly due to general and administrative expenses at Gualcamayo that were previously capitalized during the construction phase and increase in employee related compensation including non-cash stock-based compensation.

Exploration expenses were $39.2 million for the year compared with $25.4 million in 2009 (2008 - $22.4 million), representing an increase in greenfield/grassroots exploration.

Other business expenses of $48.2 million compared with expenses of $12.3 million in 2009 (2008 - $71.8 million) were mainly due to the increase in borrowing and financing costs in 2010 and a reduction in interest being capitalized as the result of the completion of the Gualcamayo mine in mid-2009.

Foreign exchange gains of $32.1 million compared to gains of $74.5 million in 2009 (2008 - $131.9 million). Unrealized gains on derivatives were $1.9 million for the year versus unrealized derivative losses of $105.4 million in 2009 (2008 - $166.2 million gains), which was attributable to copper forward contracts driven by the volatility of copper prices in 2009.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $49.3 million for the year, compared with $31.1 million attributable to the Company in 2009 (2008 - $25.8 million). During the year, the Company received a total of $61.5 million of cash distribution from Alumbrera compared to $51.5 million received in 2009.

Cash and cash equivalents as at December 31, 2010 were $330.5 million compared to $170.1 million as at December 31, 2009. The cash inflows from operating activities of continuing operations after changes in non-cash working capital were $613.1 million for the current year and cash flows from operating activities of continuing operations before changes in non-cash working capital were $746.7 million.

In 2010, the Company declared cash dividends totaled $0.085 per share as the result of three announced increases of dividends within the year. In November 2010, the Company announced an increase to its annualized dividend to $0.12 per share, or $0.03 per share per quarter.

The table below represents selected financial data for the Company’s three most recently completed fiscal years as presented in the audited consolidated financial statements (i):

(in thousands of United States Dollars)	2010	2009	2008

Financial results
Revenues (ii)	$1,686,811	$1,183,314	$949,362
Mine operating earnings	$747,874	$467,498	$357,986
Earnings from continuing operations	$440,115	$211,771	$479,357
Net Earnings for the year	$451,444	$192,631	$434,772
Adjusted Earnings (iv)	$451,191	$346,131	$281,220
Cash flows from operating activities of continuing operations	$613,056	$528,026	$237,414
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$746,717	$495,619	$411,200
Cash flows to investing activities of continuing operations	$(443,206)	$(469,916)	$(469,578)
Cash flows (to) from financing activities of continuing operations	$(18,029)	$(64,957)	$131,579

Per share financial results
Earnings per share from continuing operations
Basic	$0.59	$0.29	$0.69
Diluted	$0.59	$0.29	$0.68

Net Earnings per share
Basic	$0.61	$0.26	$0.63
Diluted	$0.61	$0.26	$0.62

Adjusted Earnings per share
Basic	$0.61	$0.47	$0.41
Diluted	$0.61	$0.47	$0.40

Financial position
Cash and cash equivalents	$330,498	$170,070	$167,765
Total assets	$10,299,241	$9,707,260	$9,337,355
Total long-term liabilities	$2,609,653	$2,589,460	$2,419,640

Production
Commercial GEO - continuing operations (v)	1,047,191	980,847	859,202
Commissioning GEO produced - continuing operations (iii)	—	44,830	—
GEO - discontinued operations (i)	43,287	175,338	123,695
Total GEO produced	1,090,478	1,201,015	982,897
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	996,535	928,097	796,152

By-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv) (v)	$50	$123	$68
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv) (v)	$442	$357	$352

Chapada concentrate production (tonnes)	264,195	248,940	244,301
Chapada copper contained in concentrate production (millions of lbs)	149.4	144.0	139.3
Chapada co-product cash costs per lb of copper	$1.17	$0.99	$1.02

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	38.7	39.4	43.2
Alumbrera co-product cash costs per lb of copper (iii)	$1.29	$1.49	$1.69
Alumbrera (12.5% interest) concentrate production (tonnes)	68,351	68,868	68,281

Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	864,768	835,265	668,876
Commercial gold ounces produced	864,768	790,435	668,876
Silver ounces produced (millions of ounces)	10.0	10.5	10.2

Sales
Commercial gold sales - continuing operations (ounces)	862,053	769,636	657,478
Commissioning gold sales - continuing operations (ounces)	—	41,298	—
Gold sales - discontinued operations (ounces)	47,932	164,651	123,542
Total gold sales (ounces)	909,985	975,585	781,020
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	813,113	717,018	596,159

Chapada payable copper contained in concentrate sales (millions of lbs)	143.8	137.4	131.9
Chapada concentrate sales (tonnes)	264,825	261,841	241,341

Silver sales (millions of ounces)	10.1	10.5	9.8

Average realized gold price per ounce (ii)	$1,237	$980	$871
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.37	$2.44	$3.17
Average realized silver price per ounce (ii)	$20.70	$14.89	$15.18

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives.

(ii)      Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(iii)  Including commissioning gold ounces from Gualcamayo produced or sold.

(iv)    A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(v)        Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio (55:1) which is a historical average of prices and is used and presented solely for period-over-period comparative purposes only.

QUARTERLY FINANCIAL REVIEW

•                  Net earnings and earnings from continuing operations of $160.4 million or $0.22 basic and diluted earnings per share, an increase of 200% over 2009.

•                  Adjusted earnings of $173.3 million or $0.23 basic and diluted earnings per share, an increase of 72% over the same quarter of 2009.

•                  Revenues of $535.1 million, up 34% from the fourth quarter of 2009.

•                  Mine operating earnings of $271.3 million, an increase of 47% from the fourth quarter of 2009.

•                  Cash flows from continuing operations after changes in non-cash working capital of $236.9 million compared with $211.2 million in the fourth quarter in 2009. Cash flow from continuing operations before changes in non-cash working capital of $265.5 million.

•                  Capital expenditures of $168.4 million for the quarter.

The following table presents a summarized Statement of Operations for the Company’s most recently completed and comparative quarter (i):

	Three Months Ended
	December 31,	December 31,
(in thousands of United States Dollars)	2010	2009

Revenues	$535,130	$399,825
Cost of sales excluding depletion, depreciation and amortization	(178,341)	(141,695)
Depletion, depreciation and amortization	(83,291)	(73,108)
Accretion of asset retirement obligations	(2,206)	(681)

Mine operating earnings	271,292	184,341

Expenses
General and administrative	(29,966)	(29,791)
Exploration	(9,485)	(11,474)
Other	(13,786)	(8,728)

Operating earnings (loss)	218,055	134,348

Other business expenses	(8,964)	(19,710)
Foreign exchange loss	(3,974)	(13,305)
Realized loss on derivatives	—	(9,190)
Unrealized loss on derivatives	(506)	(8,478)

Earnings from continuing operations before income taxes, equity earnings and non-controlling interest	204,611	83,665

Income tax expense	(63,302)	(42,415)
Equity earnings from Minera Alumbrera	19,124	12,208

Earnings from continuing operations	160,433	53,458
Loss from discontinued operations (i)	—	(17,283)
Net earnings	$160,433	$36,175

Earnings Adjustments (ii):
Non-cash unrealized foreign exchange losses	3,974	20,314
Non-cash unrealized losses on derivatives	506	9,666
Non-recurring future income tax adjustment	—	15,234
Write-off of mineral interests and other assets	4,272	8,301
Stock-based and other compensation	3,339	15,380
Future income tax expense on translation of intercompany debt	1,751	1,613
Adjusted Earnings before income tax effects	174,275	106,683
Income tax effect of adjustments	(975)	(5,820)
Adjusted Earnings (ii)	$173,300	$100,863

Basic earnings per share	$0.22	$0.05
Diluted earnings per share	$0.22	$0.05
Adjusted Earnings per share (ii)	$0.23	$0.14

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives.

(ii)      A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation,

(b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

Gold prices were robust throughout the year and remained strong during the quarter due to increased demand for gold by investors as a hedge against the weakened United States Dollar and concerns about the debt problems experienced by certain European countries. Prices for silver increased by 60% quarter-over-quarter and prices for copper increased 20% over the same quarter of 2009.

Net earnings for the quarter were $160.4 million compared with net earnings of $36.2 million for the fourth quarter of 2009, which included losses from discontinued operations of $17.3 million. Earnings per share were $0.22 on a basic and diluted basis for the fourth quarter of 2010, compared with basic and diluted earnings per share of $0.05 for the same quarter in 2009.

Adjusted Earnings were $173.3 million or $0.23 per share in the fourth quarter of 2010 compared with $100.9 million or $0.14 per share in the same quarter of 2009. Higher Adjusted Earnings in the fourth quarter of 2010 were mainly due to an increase in adjusted revenues and equity earnings, lower realized loss on derivatives and absence of losses from discontinued operations compared with the same quarter of 2009.

Earnings from continuing operations for the fourth quarter were $160.4 million compared with earnings from continuing operations of $53.5 million in the same quarter in 2009. Higher earnings from continuing operations were mainly due to higher mine operating earnings and equity earnings from the Company’s 12.5% interest in Alumbrera, lower foreign exchanges losses and lower losses on derivatives in the fourth quarter of 2010.

Revenues of $535.1 million in the fourth quarter compared with $399.8 million in the same quarter of 2009 were mainly due to higher prices for gold, copper and silver. Higher revenues also contributed to higher mine operating earnings of $271.3 million in the quarter, compared with $184.3 million in the fourth quarter of 2009.

The average prices of gold, copper and silver for the fourth quarter of 2010 and 2009 are summarized below:

	Realized Prices (i)		Market Prices
For the three months ended December 31,	2010	2009	2010	2009
Gold (per oz.)	$1,374	$1,095	$1,367	$1,101
Silver (per oz.)	$28.20	$17.47	$26.50	$17.58
Copper (per lb.)	$3.81	$3.18	$3.92	$3.02

(i)  Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized prices reflect continuing operations.

Revenues for the quarter are comprised of the following:

			Realized	Revenues
For the quarter ended December 31, 2010	Quantity Sold		Price	(in ‘000s)
Gold (i)	221,757	oz.	$1,374	$304,713
Silver	2,397,581	oz.	$28.20	67,603
Total Precious Metals	265,349	GEO		372,316
Copper (i)	39,592,894	lbs.	$3.81	150,964
Gross Revenues				$523,280
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(9,495)
- Sales taxes				(7,196)
- Metal price adjustments related to concentrate revenues				27,033
- Other adjustments				1,508
			Revenues	$535,130

(i)    Includes payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $178.3 million compared with $141.7 million in the fourth quarter of 2009. The following table provides a reconciliation of the co-product cash costs to the cost of sales from continuing operations of the quarter:

For the quarter ended December 31, 2010	Gold Ounces or Pounds of Copper Produced		Co-product Cash Cost per unit	Total (in ‘000s)
Chapada — Gold	36,965	oz.	$323	$11,922
Chapada — Copper	39,929,866	lbs.	1.20	47,793
El Peñón (GEO) (i)	113,800	oz.	421	47,959
Jacobina	33,718	oz.	495	16,693
Gualcamayo	36,239	oz.	662	23,982
Minera Florida (GEO) (i)	32,048	oz.	479	15,355
Fazenda Brasileiro	19,852	oz.	705	14,003
Co-product cash cost of sales (non GAAP measure)				$177,707
Add (deduct):
- Inventory and other non-cash adjustments				2,659
- Chapada concentrate treatment and refining charges				(9,495)
- Other commercial costs				3,413
- Overseas freight for Chapada concentrate				4,057
Cost of sales excluding depletion, depreciation and amortization				$178,341

(i)          Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

Depletion, depreciation and amortization and (“DDA”) expense for the quarter was $83.3 million, a 14% increase from $73.1 million in the fourth quarter of 2009. Increase in DDA was mainly due to an increase in sales volume from continuing operations and the completion of various expansionary projects.

General and administrative expenses of $30.0 million for the quarter remained flat versus the last quarter of 2009. Interest and financing expenses net of investment income or other business expense for the quarter was $9.0 million compared with expense of $19.7 million in the fourth quarter of 2009, which included $8.3 million of expenses on the extinguishment of debt. The Company has also capitalized higher interest expense in the fourth quarter of the current year compared with the same quarter of 2009.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $19.1 million for the quarter, compared with earnings of $12.2 million attributable to the Company in the quarter ended December 31, 2009. During the quarter, the Company received a total of $24.1 million of cash dividends from Alumbrera compared to $19.1 million in the fourth quarter of 2009.

Cash flows from continuing operations after changes in non-cash working capital was a $236.9 million inflow for the fourth quarter compared with a $211.2 million inflow for the quarter ended December 31, 2009, and cash flow from operations before changes in working capital of $265.5 compared with $155.2 million for the last quarter of 2009. The difference between operating cash flow before and after changes in working capital is primarily accounted for the movement in trade accounts receivable as metal prices were higher at the end of 2010 versus 2009 and higher metal quantities reflected in trade accounts receivable due to the timing of sales. The increase in cash flows from continuing operations and production was primarily due to an increase in gold and copper prices generating higher sales revenues and positive pricing adjustments for copper in concentrate.

The table below presents selected quarterly financial and operating data (i):

	December 31,	September 30,	June 30,	March 31,
(in thousands of United States Dollars)	2010	2010	2010	2010

Financial results
Revenues (ii)	$535,130	$453,965	$351,374	$346,341
Mine operating earnings	$271,292	$201,215	$145,454	$129,911
Earnings from continuing operations	$160,433	$123,181	$84,314	$72,187
Net Earnings for the period	$160,433	$120,685	$90,788	$79,539
Adjusted Earnings (iv)	$173,300	$118,866	$85,818	$73,206
Cash flows from operating activities of continuing operations	$236,893	$153,320	$97,172	$125,671
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$265,516	$208,815	$134,556	$137,830
Cash flows to investing activities of continuing operations	$(146,256)	$(133,181)	$(46,878)	$(116,891)
Cash flows (to) from financing activities of continuing operations	$(37,778)	$(10,572)	$(11,144)	$41,465

Per share financial results
Earnings per share from continuing operations
Basic	$0.22	$0.17	$0.11	$0.10
Diluted	$0.22	$0.17	$0.11	$0.10

Earnings per share
Basic	$0.22	$0.17	$0.12	$0.11
Diluted	$0.22	$0.17	$0.12	$0.11

Adjusted Earnings per share
Basic	$0.23	$0.16	$0.12	$0.10
Diluted	$0.23	$0.16	$0.12	$0.10

Financial Position
Cash and cash equivalents	$330,498	$279,691	$262,223	$221,983
Total assets	$10,299,241	$10,047,376	$9,828,490	$9,761,649
Total long-term liabilities	$2,609,653	$2,601,621	$2,810,831	$2,823,719

Production
Commercial GEO - continuing operations (v)	286,682	267,409	253,264	239,836
GEO - discontinued operations (i)	—	—	10,052	33,236
Total GEO produced	286,682	267,409	263,316	273,072
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	272,621	256,039	241,794	226,081

By-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$(34)	$58	$104	$86
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$465	$439	$434	$423

Chapada concentrate production (tonnes)	69,869	76,808	65,859	51,659
Chapada copper contained in concentrate production (millions of lbs)	39.9	42.8	37.0	29.7
Chapada co-product cash costs per pound of copper	$1.20	$1.14	$1.13	$1.24

Alumbrera (12.5% interest) concentrate production (tonnes)	16,422	15,487	16,480	19,961
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs.)	9.3	8.3	9.3	11.8
Alumbrera co-product cash costs per lb. of copper (iv)	1.37	1.53	1.52	0.89

Gold Equivalent Ounces Breakdown — Continuing Operations
Total gold ounces produced	243,407	222,299	208,399	190,663
Silver ounces produced (millions of ounces)	2.4	2.5	2.5	2.7

Sales
Commercial gold sales - continuing operations (ounces)	234,708	227,189	202,559	197,597
Gold sales - discontinued operations (ounces)	—	—	11,268	36,664
Total gold sales (ounces)	234,708	227,189	213,827	234,261
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	221,757	217,094	186,921	187,341
Chapada concentrate sales (tonnes)	74,009	81,127	57,895	51,795

Chapada payable copper contained in concentrate sales (millions of lbs)	39.6	43.5	31.6	29.1
Silver sales (millions of ounces)	2.4	2.5	2.6	2.7
Average realized gold price per ounce (ii)	$1,374	$1,235	$1,201	$1.114
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.81	$3.27	$3.07	$3.25
Average realized silver price per ounce (ii)	$28.20	$19.73	$18.45	$17.07

	December 31,	September 30,	June 30,	March 31,
(in thousands of United States Dollars)	2009	2009	2009	2009

Financial results
Revenues (ii)	$399,825	$333,179	$236,710	$213,600
Mine operating earnings	$184,341	$136,419	$81,558	$65,180
Earnings from continuing operations	$53,458	$54,446	$21,400	$82,466
Net earnings for the period	$36,175	$60,823	$9,641	$85,993
Adjusted Earnings (iv)	$100,863	$88,340	$95,814	$64,257
Cash flows from operating activities of continuing operations	$211,206	$144,249	$112,967	$59,604
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$155,225	$167,741	$101,778	$70,876
Cash flows to investing activities of continuing operations	$(90,532)	$(152,160)	$(120,143)	$(107,081)
Cash flows (to) from financing activities of continuing operations	$(10,578)	$(28,212)	$2,559	$(28,726)

Per share financial results
Earnings per share from continuing operations
Basic	$0.07	$0.07	$0.03	$0.11
Diluted	$0.07	$0.07	$0.03	$0.11

Earnings per share
Basic	$0.05	$0.08	$0.01	$0.12
Diluted	$0.05	$0.08	$0.01	$0.12

Adjusted Earnings per share
Basic	$0.14	$0.12	$0.13	$0.09
Diluted	$0.14	$0.12	$0.13	$0.09

Financial Position
Cash and cash equivalents	$170,070	$97,498	$93,102	$91,816
Total assets	$9,707,260	$9,550,270	$9,421,659	$9,323,552
Total long-term liabilities	$2,589,460	$2,445,613	$2,609,653	$2,347,353

Production
Commercial GEO - continuing operations (v)	289,456	269,191	217,162	205,038
GEO - discontinued operations (i)	35,796	45,516	48,065	45,961
Commissioning GEO produced (ii)	—	—	24,347	20,483
Total GEO produced	325,252	314,707	289,574	271,482
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	277,912	259,359	201,533	189,293

By-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$38	$47	$111	$357
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$366	$350	$362	$347

Chapada copper contained in concentrate production (millions of lbs)	37.0	36.3	35.6	35.0
Chapada co-product cash costs per pound of copper	$1.05	$1.07	$0.91	$0.93

Gold Equivalent Ounces Breakdown — Continuing Operations
Total gold ounces produced	238,438	216,273	196,096	184,458
Silver ounces produced (millions of ounces)	2.8	2.9	2.5	2.3

Sales
Commercial gold sales - continuing operations (ounces)	232,923	215,138	161,388	160,187
Commissioning gold sales (ounces)	—	—	24,698	16,600
Gold sales - discontinued operations (ounces)	35,941	40,601	44,187	43,922
Total gold sales (ounces)	268,864	255,739	230,273	220,709
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	222,008	203,947	145,695	145,368

Chapada payable copper contained in concentrate sales (millions of lbs)	34.6	36.2	34.2	32.4
Silver sales (millions of ounces)	2.9	2.8	2.4	2.4
Average realized gold price per ounce (ii)	$1,095	$962	$922	$906
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.18	$2.74	$2.06	$1.53
Average realized silver price per ounce (ii)	$17.47	$14.97	$14.03	$12.59

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations with restatement of prior period comparatives.

(ii)      Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(iii)  Including commissioning gold ounces from Gualcamayo produced or sold.

(iv)    A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(v)        Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio (55:1).

5.             MINES AND DEVELOPMENT PROJECTS

OVERVIEW OF ANNUAL OPERATING RESULTS

In 2010, production of gold equivalent ounces (“GEO”) from continuing operations totaled 1,047,191 GEO compared with 980,847 GEO in 2009, representing a year-to-year increase of 7%. Compared with production from continuing operations including the commissioning GEO from Gualcamayo in 2009, the year-to-year increase was 2%.

Copper production of 149.4 million pounds from the Chapada Mine for the year increased by 4% over production of 144.0 million pounds in 2009. Tonnage of copper concentrate production at Chapada also increased by 6% over the prior year. Additionally,  38.7 million pounds of copper produced from Alumbrera were attributable to the Company in 2010, compared to 39.4 million lbs in 2009.

By-product cash costs of continuing operations including Alumbrera were $50 per GEO and excluding Alumbrera were $124 per GEO compared with $123 per GEO and $170 per GEO, respectively, in 2009. The concept of by-product cash costs takes into account of the natural hedge of by-product metal prices for the Company’s production cost structure. By-product credits inherently offset unusually high mining inflation during period of high metal prices. The Company believes that by-product cash costs are a better representation of its cost structure. Lower by-product cash costs compared to last year reflects strong cost constraint and the strengthening of copper prices which mitigated cost pressures due to mining industry inflation and the appreciation of currencies in the countries where the Company’s mines are located.

Average co-product cash costs of continuing operations for the year were $442 per GEO including Alumbrera and $451 per GEO excluding Alumbrera. This compares to co-product cash costs of continuing operations of $357 per GEO and $356 per GEO, respectively, for the year ended December 31, 2009 (2008: $352 per GEO and $346 per GEO). Increase in average co-product costs was mainly due to the strengthened exchange rates for the Brazilian Reais and Chilean Pesos.

Co-product cash costs per pound of copper were $1.17 for the year from Chapada, compared with $0.99 for the year ended December 31, 2009. Co-product cash costs for the year, including the Company’s interest in the Alumbrera Mine, were $1.20 per pound, compared with $1.10 for 2009.

Total production of GEO in 2010 is summarized below with comparatives:

For the twelve months ended December 31,	2010	2009	2008
(In GEO)
Production from:
Commercial - continuing operations excluding Alumbrera	996,535	928,097	796,152
Discontinued operations	43,287	175,338	123,695
Alumbrera (12.5% interest)	50,656	52,750	63,050
Commissioning of Gualcamayo	—	44,830	—
Total production	1,090,478	1,201,015	982,897

The following table summarizes GEO commercial production from continuing operations by mine with comparatives:

	2010		2009		2008
For the twelve months ended December 31,	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)

BRAZIL
Chapada	135,613	(2,073)	156,251	(848)	150,037	(984)
Jacobina	122,160	535	110,515	476	73,240	411
Fazenda Brasileiro	70,084	628	76,413	453	96,092	423
CHILE
El Peñón (ii)	427,934	428	394,400	353	407,944	308
Minera Florida (ii)	105,604	416	91,877	373	64,617	398
ARGENTINA
Gualcamayo	135,140	506	98,641	301	n/a	n/a
OTHER
Rossi (40% interest)	—	—	—	—	4,222	661
Total commercial production from continuing operations, excluding Alumbrera	996,535	124	928,097	170	796,152	97
Alumbrera (12.5% interest)	50,656	(1,404)	52,750	(703)	63,050	(304)
Total commercial production from continuing operations	1,047,191	50	980,847	123	859,202	68

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      2010 gold production: El Peñón — 256,530 ounces; Minera Florida — 94,585 ounces, and silver production: El Peñón — 9.4 million ounces; Mineral Florida — 0.6 million ounces.

Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical gold to silver ratio (55:1) which is used and presented solely for period-over-period comparative purposes only.

The Company’s proven and probable GEO reserves of 25.1 million GEO (contained gold — 22.1 million; contained silver 167.3 million) increased 23% from 2009. Excluding Agua Rica, proven and probable reserves were 16.6 million GEO. Most of the Company’s mines showed an increase in reserves after depletion of mined GEO with most notable increases at Chapada, Jacobina, Gualcamayo, Pilar and Jeronimo. Measured and Indicated resources increased by 9% to 15.3 million GEO from 2009. Measured and Indicated resources excluding Agua Rica were 14.1 million GEO, representing a 19% increase from 2009. Total mineral resources as at the end of December 31, 2009 were 26.1 million GEO. Refer to Section 19 — “Mineral Reserve and Resource Estimates” for a detailed discussion on the Company’s mineral reserve and resources estimates and metal price assumptions. Complete information relating to mineral reserves and resources is also contained in a mineral resource and mineral reserve table accompanying the 2010 annual report.

2010 PRODUCTION FROM CONTINUING OPERATIONS

GOLD EQUIVALENT OUNCES BY MINE

OVERVIEW OF QUARTERLY OPERATING RESULTS

Production from continuing operations was 286,682 GEO for the quarter, including the Company’s proportionate interest in production from the Alumbrera Mine of 14,061 gold ounces, compared with production from continuing operations of 289,456 GEO, including production of 11,544 gold ounces from Alumbrera, for the comparative quarter ended December 31, 2009.

By-product cash costs from continuing operations including Alumbrera averaged negative $34 per GEO and excluding Alumbrera were positive $45 per GEO compared with positive $38 per GEO and positive $111 per GEO, respectively, in the fourth quarter of 2009. Co-product cash costs (a non-GAAP measure, see Section 6) from continuing operations including Alumbrera were $465 per GEO and excluding Alumbrera were $477 per GEO for the quarter compared with $366 per GEO and $369 per GEO, respectively, for the fourth quarter of 2009.

Copper production for the quarter ended December 31, 2010 was 39.9 million pounds from the Chapada Mine, compared with 37.0 million pounds for the fourth quarter 2009. Additionally,  9.3 million pounds of copper were produced from Alumbrera attributable to the Company, compared with 10.8 million pounds for the quarter ended December 31, 2009. Total copper production for the fourth quarter was 49.2 million pounds.

Co-product cash costs per pound of copper were $1.20 for the quarter from the Chapada Mine versus $1.05 per pound for the fourth quarter in 2009. Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera Mine were $1.23 per pound, representing no change from the quarter ended December 31, 2009.

Total production of GEO for the four quarters of 2010 is summarized below:

For the three months ended	December 31,	September 30,	June 30,	March 31,
(In GEO)	2010	2010	2010	2010
Production from:
Commercial - continuing operations excluding Alumbrera	272,621	256,039	241,794	226,081
Discontinued operations	—	—	10,052	33,236
Alumbrera (12.5% interest)	14,061	11,370	11,469	13,756
Total production	286,682	267,409	263,315	273,073

The following table summarizes the production from continuing operations by mine for the four quarters of 2010:

	December 31, 2010		September 30, 2010		June 30, 2010		March 31, 2010
For the three months ended	GEO	By-product Cash Costs per GEO ($) (i)	GEO	By-product Cash Costs per GEO ($) (i)	GEO	By-product Cash Costs per GEO ($) (i)	GEO	By-product Cash Costs per GEO ($) (i)
BRAZIL
Chapada	36,965	(2,863)	40,405	(1,856)	30,450	(1,583)	27,793	(1,876)
Jacobina	33,718	495	33,637	463	29,785	534	25,022	687
Fazenda Brasileiro	19,852	705	17,161	620	18,333	559	14,738	622
CHILE
El Peñón (ii)	113,800	421	105,212	461	100,485	449	108,437	384
Minera Florida (ii)	32,048	479	27,652	425	25,274	370	20,630	363
ARGENTINA
Gualcamayo	36,239	662	31,972	480	37,467	429	29,462	443
Total commercial production from continuing operations, excluding Alumbrera	272,621	45	256,039	105	241,794	200	226,082	161
Alumbrera (12.5% interest)	14,061	(1,556)	11,370	(993)	11,469	(1,938)	13,755	(1,142)
Total commercial production from continuing operations	286,682	(34)	267,409	58	253,263	104	239,837	86

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      2010 fourth quarter gold production: El Peñón — 74,785 ounces; Minera Florida — 27,787 ounces, and silver production: El Peñón — 2.1 million ounces; Mineral Florida — 0.2 million ounces.

Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical gold to silver ratio (55:1) which is used and presented solely for quarter-over-quarter comparative purposes only.

PRODUCTION FROM CONTINUING OPERATIONS IN THE FOURTH QUARTER 2010 GOLD EQUIVALENT OUNCES BY MINE

CHAPADA MINE

	Three months ended	Three months ended	Years ended
	December 31,	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2010	2009	2010	2009	2008

Production
Concentrate (tonnes)	69,869	63,990	264,195	248,940	244,301
Gold contained in concentrate production (ounces)	36,965	42,216	135,613	156,251	150,037
Copper contained in concentrate (millions of pounds)	39.9	37.0	149.4	144.0	139.3

Co-product cash costs per oz of gold produced (i)	$323	$230	$327	$258	$337
Co-product cash costs per lb of copper produced (i)	$1.20	$1.05	$1.17	$0.99	$1.02
By-product cash costs per oz of gold produced (i)	$(2,863)	$(1,468)	$(2,073)	$(848)	$(984)

Ore mined (tonnes)	5,228,059	4,457,232	21,482,527	16,998,887	14,521,140
Ore processed (tonnes)	4,757,679	4,609,853	19,195,578	17,307,429	14,942,848

Gold ore grade (g/t)	0.37	0.42	0.35	0.41	0.44
Copper ore grade (%)	0.44	0.42	0.41	0.43	0.47

Concentrate grade - gold (g/t)	16.46	20.49	15.97	19.63	19.32
Concentrate grade - copper (%)	25.9	26.27	25.6	26.24	25.86

Gold recovery rate (%)	64.9	67.1	62.3	69.0	71.0
Copper recovery rate (%)	86.2	87.6	86.5	88.0	89.6

Sales
Concentrate (tonnes)	74,009	63,646	264,825	261,841	241,341
Payable gold contained in concentrate (ounces)	31,421	39,933	127,450	143,939	149,549
Payable copper contained in concentrate (millions of pounds)	39.6	34.6	143.8	137.4	131.9

Depletion, depreciation and amortization per gold ounce sold	$75	$56	$67	$54	$47
Depletion, depreciation and amortization per copper pound sold	$0.18	$0.15	$0.18	$0.13	$0.15

(i)                                     A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)                                  Quantities sold include quantity adjustment on provisional and final invoice settlements

Chapada produced a total of 36,965 ounces of gold contained in concentrate in the fourth quarter compared with 42,216 ounces of gold in concentrate in the fourth quarter of 2009. Production of copper from Chapada was 39.9 million pounds in the fourth quarter compared with 37.0 million pounds of copper contained in concentrate during the comparable period in 2009.

Planned lower gold production in the quarter, compared with the fourth quarter of 2009, was mainly due to lower ore grades despite higher tonnage of ore mined and processed. The average recovery rate for gold was also marginally lower in the fourth quarter compared with the same quarter of 2009. Tonnage of ore mined increased by 17% over the fourth quarter of 2009. Increase in production is expected to continue as a result of current plant optimization initiatives undertaken by the Company.

Production of copper increased in the quarter compared with the same quarter of 2009, mainly the result of higher grades and higher tonnage of ore mined and processed. By product cash costs for the quarter were negative $2,863 per GEO, compared with negative $1,468 per GEO for the same quarter of 2009. Higher by-product cash costs credits reflect the strength of copper prices and increased copper production at Chapada.

Co-product cash costs for the quarter were $323 per gold ounce and $1.20 per pound of copper which compared with $230 per gold ounce and $1.05 per pound of copper for the same quarter of 2009. The Company has hedged approximately 40% of the currency exposure related to operating expenses at Chapada.

Over the past year, copper contained in concentrate has remained within the range of 35-40 million pounds per quarter. An appreciating Brazilian Real continues to put pressure on product cash costs. Also, associated overseas transportation costs, which is a function of sales volume and distance from the customers, were approximately $4.1 million for fourth quarter of 2010 compared to $1.2 million in the comparative period of 2009.

Total production at Chapada for 2011 is expected to be between 130,000 to 140,000 ounces of gold and 145 to 160 million pounds of copper.

Total revenue for the quarter net of sales taxes and treatment and refining costs was $209.3 million. Revenue includes positive mark-to-market adjustments and final and provisional pricing-quantity settlements in the quarter of positive $18.8 million, representing an increase in revenue from increasing copper prices during the quarter compared to the third quarter of 2010.

The Company recently completed a pre-feasibility study on its wholly-owned Suruca gold deposit, which is located approximately six kilometres northeast of Chapada. The pre-feasibility study was prepared on the basis of reviewing the merits of the Suruca project’s development incorporating three distinct phases or components to the project. These are: (1) the processing of Suruca oxides via conventional heap leach processing; (2) the production of additional gold from the Chapada processing plant; and (3) the processing of Suruca sulphides through new processing facilities to be added to the Chapada plant. A detailed discussion on these phases of development is included in Section 20 “Exploration and Development”.

The positive pre-feasibility study on Suruca supports the addition of mineral reserves for Chapada of approximately 1.05 million ounces of gold, 268,000 ounces from the oxides and 784,000 from sulphides.

EL PEÑÓN

	Three months ended	Three months ended	Years ended
	December 31,	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2010	2009	2010	2009	2008

Production
Gold equivalent (ounces)	113,800	109,979	427,934	394,400	407,944
Gold production (ounces)	74,785	62,199	256,530	215,846	224,990
Silver production (ounces)	2,145,809	2,627,893	9,427,208	9,820,475	9,864,275

Cash costs per gold equivalent ounce produced (i)	$421	$382	$428	$353	$308

Ore mined (tonnes)	333,243	349,735	1,301,877	1,314,759	1,084,953
Ore processed (tonnes)	366,424	330,631	1,522,366	1,271,594	1,124,566

Gold ore grade (g/t)	6.94	6.43	5.74	5.78	6.73
Silver ore grade (g/t)	229.21	288.30	228.47	276.32	307.97

Gold recovery rate (%)	91.3	90.4	91.2	91.2	92.0
Silver recovery rate (%)	79.5	85.0	84.1	86.9	87.6

Sales
Gold sales (ounces)	75,219	62,950	258,301	219,764	216,810
Silver sales (ounces)	2,155,113	2,704,618	9,535,012	10,034,160	9,315,443

Depletion, depreciation and amortization per gold equivalent ounce sold	$334	$279	$318	$277	$281

(i)                  A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

El Peñón had record production of 113,800 GEO during the fourth quarter and 427,934 GEO during the year 2010. Production for the quarter consisted of 74,785 ounces of gold and 2.1 million ounces of silver, compared with 109,979 GEO, which consisted of 62,199 ounces of gold and 2.6 million ounces of silver produced in the fourth quarter of 2009. This represents a 3.5% quarter-over-quarter increase in 2010 versus 2009 production on a GEO basis.

Higher gold production was mainly due to an increase in tonnage of ore processed, positive variation in gold grade, and higher recovery rates compared with the same quarter of 2009. Since conversion to owner-mining, operational dilution has decreased and feed grade has improved. This combined with increased capacity and the mining of higher grade veins including North Block area and Bonanza has led to increased production. The decrease in silver production was primarily the result of planned lower grade and recovery rates at the mine.

Cash costs were $421 per GEO in the quarter ended December 31, 2010, compared with $382 per GEO in the fourth quarter in 2009. The appreciation of the Chilean Peso was the main contributing factor to the increased cash costs. The average currency exchange rate of the Chilean Peso versus the United States Dollar went up by 9% from the fourth quarter of 2009.

Production in 2011 is expected to be in the range of 420,000 to 440,000 GEO and cash costs in the range of $410 to $440 per GEO.

El Peñón has a long track record of replacement of ounces of mineral resource expansion. The focus of the 2010 exploration program at El Peñón was on the North Block and existing vein structures near the mine in order to replace mined ounces and increase mineral resources, the emphasis of the regional exploration effort was to identify new mineralization within hauling distance of the existing operation.

A new sub parallel vein system, Elizabeth, was discovered in September 2010, adding new resource potential to the discovered reserves and resources. Additional drilling is underway to better define the horizontal and vertical dimensions of this new discovery. Continuous exploration effort on the Pampa Augusta Victoria vein, which was discovered in 2009, is also expected to add significant upside reserve and resource potential to El Peñón. With only approximately 40 percent of the surrounding area explored to date, the Company expects new discoveries of this nature consistent with previous high-grade vein discoveries.

GUALCAMAYO

	Three months ended	Three months ended	Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2010	2009	2010	2009	2008

Production
Total Gold production (ounces)	36,239	59,118	135,140	143,471	—
Commercial Gold production (ounces)	36,239	59,118	135,140	98,641	—
Commissioning gold production (ounces)	—	—	—	44,830	—

Cash costs per ounce produced (i)	$662	$290	$506	$301	$—

Ore mined (tonnes)	2,283,577	1,813,661	8,845,992	3,294,175	—
Ore processed (tonnes)	1,818,571	1,838,012	7,528,690	3,370,057	—

Gold Grade (g/t)	0.89	1.14	0.82	1.19	—
Gold Recovery rate (%)	69.5	87.6	67.8	76.6	—

Sales
Gold sales (ounces)	36,649	56,708	141,734	88,555	—

Depletion, depreciation and amortization per gold ounce sold	$314	$204	$277	$228	$—

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Gualcamayo produced 36,239 ounces of gold in the fourth quarter compared with 59,118 ounces produced in the fourth quarter of 2009.

During the third quarter, the mine commenced an upgrade of the current plant’s capacity by increasing throughput to 1,500 tonnes per hour. The expansion was completed in December, although the necessary stoppage of conveyer belts and plant for the upgrade continued to delay ore processing during the quarter. Ore was transported by truck while the conveyor belts were down resulting in cash costs of $662 per gold ounce for the quarter compared with $290 per ounce in the fourth quarter of 2009. The expansion was accelerated in order to improve production beginning in 2011 and to accommodate the further expansion relating to QDD Lower West in 2012. For the two month period including December 2010 and January 2011, cumulative production from Gualcamayo was 26,073 gold ounces. As the expansion was completed during the month of December, December does not reflect the full benefit of the throughput expansion. Production is expected to increase as commissioning of the plant capacity expansion is finalized.

Fourth quarter grade and recovery rate began to show improvement compared to the grade of 0.87 g/t and recovery rate of 57.8% of the third quarter. Cost improvement started to be experienced in January 2011 with gold ounces being produced at average cash costs of $427 per ounce. As new lifts are put on the heap leach pads, inherently it takes longer to recover gold and as such recovery rates will vary on a quarter by quarter basis. However, the cumulative recovery rate is expected to be in line with the feasibility study. In late 2011, the Company expects construction of new heap leach pads to further improve recoveries.

Total production at Gualcamayo for 2011 is expected to be between 150,000 to 170,000 ounces with cash costs in the range of $460 to $500 per ounce.

Gold production for the year totaled 135,140 ounces compared with 98,641 commercial gold ounces in 2009. Gualcamayo also produced 44,830 ounces of gold during the commissioning period in the first half of 2009.

In 2011, the Company will focus on a number of operational initiatives, including efforts in ensuring the 1,500 tonne/hour feed through the mills at a sustainable level, fleet expansion, underground development of QDD Lower West and expansion of heap leach pad at Valle Norte. In addition, the Company will work on reducing reliance on contractors for increased cost predictability,

In July 2010, a new zone was discovered during the development of the Rodado tunnel, which is intended to reach and facilitate drilling of QDD Lower West. The Company will continue its exploration drilling effort to outline the potential and the dimension of this zone in 2011. Currently, the Rodado discovery is not in the Company’s resource model.

Exploration efforts continued at the Salamanca area located approximately 10 kilometres north of the Gualcamayo mine area. The Company recently completed an additional 15 holes to test the northern extension of Salamanca. The deposit remains open along strike.

JACOBINA

	Three months ended	Three months ended	Years ended
	December 31,	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2010	2009	2010	2009	2008

Production
Gold production (ounces)	33,718	24,866	122,160	110,515	73,240

Cash costs per ounce produced (i)	$495	$597	$535	$476	$411

Ore mined (tonnes)	542,055	521,335	2,158,097	2,004,936	1,509,679
Ore processed (tonnes)	542,055	521,335	2,158,096	1,996,989	1,388,086

Gold Grade (g/t)	2.06	1.63	1.89	1.88	1.82

Gold Recovery rate (%)	94.1	90.9	93.2	91.7	90.0

Sales
Gold sales (ounces)	33,530	26,168	121,405	111,906	69,792

Depletion, depreciation and amortization per gold ounce sold	$343	$364	$338	$316	$248

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Production at Jacobina was 33,718 ounces of gold in the fourth quarter, an increase of 36% from production of 24,866 ounces of gold in the fourth quarter of 2009. Continuous improvement in mine planning and optimization of the processing plant and milling capacity, increased development work, increased number of working stopes were the contributing factors to the improved performance. Reliability of the mining plan benefited from additional infill drilling.

The recovery rate at Jacobina for the fourth quarter was 94.1% compared to 90.9% for the fourth quarter of 2009. This is the result of the Company’s effort to modify the leaching cycle in order to improve recoveries which have trended upwards since the start-up of higher throughput levels. Grade improvement also contributed to higher production in the quarter.

Cash costs averaged $495 per ounce of gold for the fourth quarter compared with $597 per ounce of gold in the fourth quarter of 2009, representing a quarter-over-quarter improvement of 17%.

Total production at Jacobina for 2011 is expected to be between 120,000 to 135,000 ounces with cash costs in the range of $520 to $570 per ounce.

The 2010 exploration program at Jacobina has been focused primarily on extending and upgrading current mineral resources and identifying and delineating higher grade mineral resources primarily at the Morro do Vento and Canavieiras areas in order to increase the average feed grade to the mill.

In 2011, the Company expects to accelerate the development of the Canavieiras deposit and the Main Reef zone in the Morro do Vento deposit, which represent the highest grade mineralized zones discovered to date in the mining complex and the most significant near-mine targets that will likely increase the grade of the mineral resources and mineral reserves.

MINERA FLORIDA

	Three months ended	Three months ended	Years ended
	December 31,	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2010	2009	2010	2009	2008

Production
Gold equivalent (ounces)	32,048	24,198	105,604	91,877	64,617
Gold production (ounces)	27,787	20,960	94,585	80,019	57,325
Silver production (ounces)	234,339	178,075	606,071	652,192	392,211

Cash costs per gold equivalent ounce produced (i)	$479	$365	$416	$373	$398

Ore mined (tonnes)	200,106	184,849	761,386	718,603	471,798
Ore processed (tonnes)	214,859	188,248	779,836	723,061	468,012

Gold grade (g/t)	4.68	4.35	4.41	4.21	4.53
Silver ore grade (g/t)	45.14	42.51	33.37	40.91	36.68

Gold recovery rate (%)	84.7	81.6	83.7	82.3	84.2
Silver recovery rate (%)	70.6	69.5	67.8	68.9	70.0

Sales
Gold sales (ounces)	26,116	19,308	91,907	75,396	58,715
Silver sales (ounces)	242,468	174,440	600,156	461,567	471,150

Depletion, depreciation and amortization per gold equivalent ounce sold	$332	$442	$365	$344	$134

(i)                      A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Minera Florida produced a total of 32,048 GEO in the current quarter compared with 24,198 GEO in the fourth quarter of 2009. The 32% quarter-over-quarter increase was mainly the result of the expansion project, implementation of a change in the mining method to accommodate the completed expansion and more effectively mining in narrower veins. The throughput expansion project was completed in the first quarter of 2009. Production for the year of 2010 was 105,604 GEO compared to 91,877 GEO for 2009 an increase of 15% despite the interruption by the massive earthquake which occurred on February 27, 2010. Cash costs for the fourth quarter were $479 per GEO compared with $365 per GEO in the same quarter in 2009.

In addition, the mine produced 1,519 tonnes of zinc in the quarter and 6,289 tonnes of zinc in the twelve-month period ended December 31, 2010. In the fourth quarter and twelve months of 2009, zinc production was 1,277 tonnes and 5,042 tonnes, respectively. Zinc is accounted for as a by-product credit to cash costs.

Total production at Minera Florida for 2011 is expected to be between 115,000 to 130,000 GEO with cash costs in the range of $420 to $450 per GEO, reflecting a continuous improvement following the expansion completed in early 2009.

The Company’s expansion project at Minera Florida, which involves the processing of historic tailings, has advanced according to plan. An additional ramp-up is within approximately 20 months. Tailings re-processing is expected to contribute an additional 40,000 GEO per year for five years to current production at Minera Florida beginning in early 2012.

During 2010, significant effort was spent on converting resources to reserves at Polvorin, Centenario, Marquis Sur, Veta Central and Rafael, underground exploration drilling at the north end of the mine and district exploration drilling at Mila.

The Company’s exploration efforts at and around the mine resulted in the discovery of Victoria, a high grade deposit, in October 2010. Victoria and Tribuna Norte will be the focus of the Company’s exploration at Minera Florida in 2011. Exploration will continue in the areas surrounding the mine with the objective of identifying new ounces to replace resources and reserves. In 2011, the Company will optimize mining haulage and logistics by ore pass construction and a higher capacity power line being built by the Energy Agency will reduce blackouts at the mine and help to improve efficiency of mine operations.

OTHER MINES

The following table presents key operating data for the other continuing mining operations:

	Three months ended	Three months ended	Years ended
	December 31,	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2010	2009	2010	2009	2008

FAZENDA BRASILEIRO
Production
Gold production (ounces)	19,852	17,535	70,084	76,413	96,092

Cash costs per ounce produced (i)	$705	$577	$628	$453	$423

Ore mined (tonnes)	259,832	281,796	1,105,340	1,155,247	1,107,710
Ore processed (tonnes)	275,184	296,630	1,110,204	1,179,595	1,121,025

Gold Grade (g/t)	2.53	2.05	2.22	2.21	2.85
Gold recovery rate (%)	89.4	89.6	88.6	91.0	93.4

Sales
Gold sales (ounces)	18,822	16,941	72,316	77,458	95,461

Depletion, depreciation and amortization per gold ounce sold	$145	$200	$167	$155	$104

ALUMBRERA (12.5% interest)
Production
Concentrate (tonnes)	16,422	18,711	68,351	68,868	68,281
Gold production (ounces)	1,312	1,172	5,617	6,954	7,560
Gold production in concentrate (ounces)	12,749	10,372	45,039	45,796	55,490
Total gold produced	14,061	11,544	50,656	52,750	63,050
Copper contained in concentrate (millions of pounds)	9.3	10.8	38.7	39.4	43.2

Co-product cash costs per ounce of gold produced (i)	$244	$274	$257	$372	$431
Co-product cash costs per pound of copper produced (i)	$1.37	$1.23	$1.29	$1.49	$1.69
By-product cash costs per ounce produced (i)	$(1,556)	$(1,731)	$(1,404)	$(703)	$(304)

Ore mined (tonnes)	646,736	1,185,788	3,127,873	3,662,997	3,521,353
Ore processed (tonnes)	1,160,601	1,185,486	4,509,332	4,691,705	4,687,756

Gold ore grade (g/t)	0.50	0.43	0.46	0.49	0.55
Copper ore grade (%)	0.40	0.47	0.50	0.46	0.50

Gold recovery rate (%)	76.0	66.7	73.0	70.4	75.1
Copper recovery rate (%)	81.0	86.5	82.0	82.7	82.2

Sales
Concentrate (tonnes)	16,971	9,260	68,056	59,949	77,046
Gold sales (ounces)	11,805	9,940	43,314	45,363	53,874
Gold doré sales (ounces)	1,146	975	5,626	7,255	7,445
Total gold sales (ounces)	12,951	10,915	48,940	52,618	61,319

Payable copper contained in concentrate (millions of pounds)	9.0	10.4	37.0	38.2	41.7

(i)                      A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO

The Fazenda Brasileiro Mine produced 19,852 ounces of gold in the quarter and 70,084 ounces of gold in the year ended December 31, 2010. This compares to 17,535 ounces of gold and 76,413 ounces of gold during the respective periods in 2009. Cash costs for the fourth quarter and for the year were $705 per ounce and $628, respectively, compared with $577 per ounce and $453 per ounce for the same periods in 2009.

The Company expects to produce approximately 60,000 to 80,000 ounces with cash costs in the range of $620 to $650 per ounces in 2011.

The Fazenda Brasileiro Mine was acquired in 2003 with 2.5 years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for 7 years with production generally in the range of 70,000 to 90,000 ounces per year. The mine continues to outline exploration potential.

The two new mineralization zones CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential of high grade sources of ore for the mill. During the first half of 2010, the focus of exploration was on converting inferred mineral resources to indicated resources. Both infill and extension drilling confirm the continuity of mineralization in both areas. In 2011, the Company will continue to develop the high grade reserves at CLX2, improve mine fleet cost using road trucks and focus on continuing to extend Fazenda Brasileiro’s mine life.

ALUMBRERA

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $19.1 million and $49.3 million for the three and twelve months ended December 31, 2010, respectively. The Company received $24.1 million and $61.5 million in cash distribution during the three months and twelve months ended December 31, 2010, respectively.

Attributable production from Alumbrera was 14,061 ounces of gold and 9.3 million pounds of copper for the quarter and 50,656 ounces of gold and 38.7 million pounds of copper for the year. This compared with attributable production of 11,544 ounces of gold and 10.8 million pounds of copper for the fourth quarter and 52,750 ounces of gold and 39.4 million pounds of copper for the year of 2009.

NON-CORE MINE DISPOSITIONS

On July 17, 2009, the Company entered into an agreement to sell three of the Company’s non-core operating mines for total consideration expected to exceed $265 million in a combination of cash, shares, secured promissory notes and deferred payments.

The transaction was structured in two parts to accommodate jurisdiction-related regulatory requirements. The first disposition relating to the sale of San Andrés in Honduras closed on August 25, 2009. The Company did not record a material gain or loss on closing of this transaction. The second disposition which related to the sale of São Francisco and São Vicente was closed on April 30, 2010.

Readers are encouraged to read Note 10 to the consolidated financial statements for the year ended December 31, 2010 for selected financial information relating to the disposition.

6.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share”, “Cash flows from operations before changes in non-cash working capital” or “Cash flows from operating activities before changes in non-cash working capital” and “Gross margin” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio.  Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product Cash Costs per GEO, (ii) Co-product Cash Costs per lb of Copper and (iii) By-product Cash Costs per GEO:

Reconciliation of cost of sales per the financial statements to Co-product Cash Costs per GEO

GEO	In thousands of United States Dollars			United States Dollars per gold equivalent ounce
For the year ended December 31,	2010	2009	2008	2010	2009	2008

Cost of sales (i) (iii)	$631,063	$479,847	$413,635	$633	$517	$519

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(149,070)	(118,322)	(119,156)	(150)	(127)	(149)
Treatment and refining costs (TCRC) related to Chapada gold	5,583	5,862	5,762	6	6	7
Inventory movements and adjustments	(11,781)	(18,277)	2,552	(11)	(20)	3
Commercial selling costs	(26,511)	(18,816)	(27,304)	(27)	(20)	(34)
Total GEO co-product cash costs (excluding Alumbrera)	$449,284	$330,294	$275,489	$451	$356	$346
Minera Alumbrera (12.5% interest) GEO cash costs	13,043	19,667	26,616	257	372	422
Total GEO co-product cash costs (iii)	$462,327	$349,961	$302,105	$442	$357	$352
Commercial GEO produced excluding Alumbrera	996,535	928,097	796,152
Commercial GEO produced including Alumbrera	1,047,191	980,847	859,202

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended December 31,	2010	2009	2010	2009

Cost of sales (i) (iii)	$178,341	$141,696	$654	$510

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(39,979)	(33,025)	(147)	(120)
Treatment and refining costs (TCRC) related to Chapada gold	1,681	1,261	6	5
Inventory movements and adjustments	(2,659)	(9,404)	(10)	(34)
Commercial selling costs	(7,470)	2,217	(27)	8
Total GEO co-product cash costs (excluding Alumbrera)	$129,914	$102,745	$476	$369
Minera Alumbrera (12.5% interest) GEO cash costs	3,431	3,163	244	274
Total GEO co-product cash costs (iii)	$133,345	$105,908	$465	$366
Commercial GEO produced excluding Alumbrera	272,621	277,912
Commercial GEO produced including Alumbrera	286,683	289,456

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 30-25% gold. TCRC’s are defined as treatment and refining charges.

(iii)              Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations.

Reconciliation of cost of sales per the financial statements to co-product cash costs per pound of copper

Copper	In thousands of United States Dollars			United States Dollars per pound of copper
For the year ended December 31,	2010	2009	2008	2010	2009	2008

Cost of sales (i) (iii)	$631,063	$479,847	$413,635	$4.22	$3.33	$2.97

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(443,702)	(324,433)	(269,727)	(2.97)	(2.25)	(1.94)
Treatment and refining costs (TCRC) related to Chapada copper	26,124	24,555	23,273	0.17	0.17	0.17
Inventory movements and adjustments	(11,781)	(18,277)	2,552	(0.08)	(0.13)	0.02
Commercial selling costs	(26,511)	(18,816)	(27,304)	(0.18)	(0.13)	(0.20)
Total Copper co-product cash costs (excluding Alumbrera)	$175,193	$142,876	$142,429	$1.16	$0.99	$1.02
Minera Alumbrera (12.5% interest) Copper cash costs	50,017	59,308	72,682	1.29	1.50	1.68
Total Copper co-product cash costs (iii)	$225,210	$202,184	$215,111	$1.20	$1.10	$1.17
Copper produced excluding Alumbrera (millions of lbs)	149.4	144.0	139.3
Copper produced including Alumbrera (millions of lbs)	188.1	183.4	182.5

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended December 31,	2010	2009	2010	2009

Cost of sales (i) (iii)	$178,341	$141,696	$4.47	$3.83

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(128,232)	(101,484)	(3.21)	(2.75)
Treatment and refining costs (TCRC) related to Chapada copper	7,814	5,862	0.20	0.16
Inventory movements and adjustments	(2,659)	(9,404)	(0.07)	(0.25)
Commercial selling costs	(7,470)	2,217	(0.19)	0.06
Total Copper co-product cash costs (excluding Alumbrera)	$47,794	$38,887	$1.20	$1.05
Minera Alumbrera (12.5% interest) Copper cash costs	12,654	13,246	1.37	1.23
Total Copper co-product cash costs (iii)	$60,448	$52,133	$1.23	$1.09
Copper produced excluding Alumbrera (millions of lbs)	39.9	37.0
Copper produced including Alumbrera (millions of lbs)	49.2	47.8

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 30-25% gold.  TCRC’s are defined as treatment and refining charges.

(iii)              Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO

GEO	In thousands of United States Dollars			United States Dollars per gold equivalent ounce
For the year ended December 31,	2010	2009	2008	2010	2009	2008

Cost of sales (i)	$631,063	$479,847	$413,635	$633	$517	$520

Adjustments:
Chapada treatment and refining costs related to gold and copper	31,707	30,417	29,035	32	33	36
Inventory movements and adjustments	(11,781)	(18,277)	2,649	(12)	(20)	3
Commercial selling costs	(26,511)	(18,816)	(27,304)	(27)	(20)	(34)
Chapada copper revenue including copper pricing adjustment	(500,728)	(315,324)	(340,636)	(502)	(340)	(428)
Total GEO by-product cash costs (excluding Alumbrera)	$123,750	$157,847	$77,379	$124	$170	$97
Minera Alumbrera (12.5% interest) by-product cash costs	(71,105)	(37,070)	(19,168)	(1,404)	(703)	(304)
Total GEO by-product cash costs (i)	$52,645	$120,777	$58,211	$50	$123	$68
Commercial GEO produced excluding Alumbrera	996,535	928,097	796,152
Commercial GEO produced including Alumbrera	1,047,191	980,847	859,202

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended December 31,	2010	2009	2010	2009

Cost of sales (i)	$178,341	$141,696	$654	$509

Adjustments:
Chapada treatment and refining costs related to gold and copper	9,495	7,123	35	26
Inventory movements and adjustments	(2,659)	(9,404)	(10)	(34)
Commercial selling costs	(7,470)	2,217	(27)	8
Chapada copper revenue including copper pricing adjustment	(165,556)	(110,617)	(607)	(398)
Total GEO by-product cash costs (excluding Alumbrera)	$12,151	$31,015	$45	$111
Minera Alumbrera (12.5% interest) by-product cash costs	(21,881)	(19,983)	(1,556)	(1,731)
Total GEO by-product cash costs (i)	$(9,730)	$11,032	$(34)	$38
Commercial GEO produced excluding Alumbrera	272,621	277,912
Commercial GEO produced including Alumbrera	286,683	289,456

(i)                      Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations.

CASH FLOWS FROM OPERATIONS BEFORE CHANGES IN NON-CASH WORKING CAPITAL

The Company uses the financial measure “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flows from operations before changes in non-cash working capital is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flows from operations before changes in non-cash working capital excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flows from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flows from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of cash flows from operating activities of continuing operations before changes in non-cash working capital:

	Year ended			Three months ended
	December 31	December 31	December 31	December 31	December 31
	2010	2009	2008	2010	2009

Cash flows from operating activities of continuing operations	$613,056	$528,026	$237,414	$236,893	$211,206

Adjustments:
Net change in non-cash working capital	133,661	(32,407)	173,786	28,623	(55,981)

Cash flows from operating activities of continuing operations before changes in non-cash working capital	$746,717	$495,619	$411,200	$265,516	$155,225

GROSS MARGIN

The Company uses the financial measure “gross margin” to supplement its consolidated financial statements. The presentation of gross margin is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margin represent the amount of revenues in excess of cost of sales. It may be expressed in terms of percentage of revenues, both in total amount or on a per GEO basis.

The terms “gross margin” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margin provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization and accretion for asset retirement obligations and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of gross margin:

	Year ended			Three months ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010	2009

Revenues	$1,686,811	$1,183,314	$949,362	$535,130	$399,825

Cost of sales excluding depletion, depreciation and amortization	(631,063)	(479,847)	(413,635)	(178,341)	(141,695)
Gross Margin	$1,055,748	$703,467	$535,727	$356,789	$258,130
Gross Margin as % of Revenues from continuing operations	63%	59%	56%	67%	65%
GEO Sold (excluding Alumbrera)	997,389	907,851	777,944	265,350	274,356
Gross Margin per GEO Sold	$1,059	$775	$689	$1,345	$941

7.             LIQUIDITY AND CAPITAL RESOURCES

Recent global events have impacted many companies in a variety of industries as a result of tightening in the credit markets. In the face of these challenges, the Company’s liquidity position continues to be stable and reliable as evidenced by increased availability of funds through its recent refinancing of long-term debt described below. In the near-term, the Company expects its liquidity to be positively impacted by higher forecast production levels, higher metal prices, and stable demand for precious metals. The Company anticipates being able to meet all its obligations and is committed to fund its growth through sustaining and expansionary projects.

The following is a summary of liquidity and capital resources balances from continuing operations:

		As at
	December 31,	December 31,	December 31,
(in thousands of United States Dollars)	2010	2009	2008
Cash	$330,498	$170,070	$167,765
Working capital	$529,373	$260,337	$147,444

	December 31,	December 31,	December 31,
(in thousands of United States Dollars)	2010	2009	2008
Cash flows (for the year ended)
Cash flows from operating activities of continuing operations	$613,056	$528,026	$237,414
Cash flows from operating activities of continuing operations before changes in non-cash working capital items	$746,717	$495,619	$411,200
Cash flows (to) from financing activities of continuing operations	$(18,029)	$(64,957)	$131,579
Cash flows to investing activities of continuing operations	$(443,206)	$(469,916)	$(469,578)

Cash and cash equivalents as at December 31, 2010 were $330.5 million compared to $170.1 million as at December 31, 2009. Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall capital management strategy. Factors that are monitored include but are not limited to the market price of gold, copper and silver, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where the Company operates, exploration and discretionary expenditures.

Working capital was $529.4 million as at December 31, 2010, compared to $260.3 million as at December 31, 2009. The 103% increase in working capital is a result of higher prices for metals and increased operating activities of continuing operations primarily from the Gualcamayo Mine which was commissioned in 2009. Working capital is defined as the excess of current assets over current liabilities.

Receivables at the end of the year were $212.9 million compared with $102.1 million as at December 31, 2009. Approximately $161.7 million of year-end receivables represented receivables in respect to concentrate sales of which $1.0 million has been collected subsequent to the year end. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payment related to these sales are received approximately 2 to 3 months thereafter.

Gold sales are made at spot prices and receivables are settled within less than a month.

OPERATING CASH FLOWS OF CONTINUING OPERATIONS

Cash inflows from continuing operations after taking into effect changes in working capital items for the year were $613.1 million, compared to inflows of $528.0 million for the year ended 2009.

Cash flows generated from continuing operations before changes in non-cash working capital items for the year were $746.7 million compared to $495.6 million for the years ended December 31, 2009, respectively. The increase is mainly attributed to increases in revenues. Changes in non-cash working capital items for the year were cash outflows of $133.7 million (2009 — inflows of $32.4 million; 2008 — outflows of $173.8 million) mainly from higher accounts receivables during the year in comparison to 2009.

In the fourth quarter of 2010, cash flows to operating activities before changes in non-cash working capital were $246.5 million and cash flows from operating activities after changes in non-cash working capital item were $232.8 million, compared with $155.2 million and $211.2 million, respectively, in the same quarter of 2009. Cash flows from operating activities were higher due to higher gold prices.

FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Cash outflows from financing activities of continuing operations for the year ended December 31, 2010 were $18.0 million compared to cash outflows of $65.0 million in 2009 due to the following factors:

•                  increase of dividends paid by $18.9 million;

•                  increase of net long-term debt repayment of $16.7 million;

•                  net increase of $74.1 million received from the exercise of options and warrants; and

•                  net decrease of $8.4 million paid for financing and other charges

In January 2011, the Company refinanced its revolving facility increasing its credit limit to $750.0 million from $680.0 million. The facility has a new maturity date of June 16, 2014. As at December 31, 2010, the Company has met all of the externally imposed debt covenants relating to the credit facilities.

INVESTING ACTIVITIES OF CONTINUING OPERATIONS

Cash outflows to investing activities of continuing operations were $443.2 million (2009 - $469.9 million) for the year of which approximately $115.6 million relates to expenditures on property, plant and equipment, $286.7 million to mineral properties and $79.7 million to assets under construction. These outflows are comparable to prior year’s expenditures outlining management’s intent to develop and expand existing assets and create new mines.

The following is a summary of capital expenditures by mine:

	Three months ended	Years ended
	December 31,	December 31,	December 31,	December 31,
(in thousands of United States Dollars)	2010	2010	2009	2008
ARGENTINA

Gualcamayo	$8,412	$40,787	$121,996	$187,190
Agua Rica	3,175	8,047	3,932	7,821

BRAZIL

Chapada	20,970	64,549	112,501	34,492
Jacobina	15,813	53,298	51,661	87,779
Fazenda Brasileiro	5,733	22,536	15,463	11,640
Ernesto/Pau-au-Pique (ii)	3,296	10,715	437	—
C1 Santa Luz (ii)	10,443	15,920	1,303	—
Pilar (ii)	3,459	27,059	25,454	11,125

CHILE

El Peñón	30,063	145,176	105,942	74,898
Minera Florida	33,023	67,512	40,442	50,778

MEXICO AND OTHER

Mercedes (ii)	29,014	65,835	16,333	19,202
Other	4,993	9,647	3,293	11,858
Total capital expenditures on continuing operations (i)	$168,394	$531,081	$498,757	$496,783

(i)                                  Includes construction, fixed assets, exploration, feasibility and capitalized interest costs.

(ii)                              Net of movement in accounts payable.

8.             CAPITALIZATION

Shareholders’ equity as at December 31, 2010 was $7.2 billion compared to $6.8 billion as at December 31, 2009.

The following table sets out the common shares, warrants and options outstanding as at December 31, 2010:

(in thousands)	Actual outstanding as at December 31, 2010	Weighted average year-to-date (i)	Weighted average Q4 (i)
Common shares	741,362	739,938	741,207
Warrants	4,886	—	—
Options	5,490	940	1,251
Total	751,738	740,878	742,458

(i)                                  The weighted average number of shares excludes anti-dilutive options and warrants.

SHARE CAPITAL

As at December 31, 2010, the Company had 741.4 million (December 31, 2009 - 733.4 million; December 31, 2008 - 732.8 million) common shares outstanding. The basic weighted average number of common shares outstanding was 739.9 million shares for the year and 741.2 million shares for the quarter ended December 31, 2010.

The Company issued approximately 8.0 million common shares during the year in connection with the exercise of stock options, share appreciation rights and warrants.

As of January 31, 2011, the total number of shares outstanding were 741.5 million.

WARRANTS

As at December 31, 2010, the Company had a total of 4.9 million (December 31, 2009 - 14.5 million; December 31, 2008 - 14.5 million) share purchase warrants outstanding. Expiry dates on share purchase warrants are all within 2011 and exercise prices are Cdn$19.08. All outstanding warrants were exercisable at an average weighted exercise price of Cdn$19.08 per share (December 31,

2009 — Cdn$13.74 per share; December 31, 2008- Cdn$13.73 per share). The weighted average remaining life of warrants outstanding was 0.34 years (December 31, 2009- 0.5 years; December 31, 2008 - 1.5 years).

During 2010, the Company did not issue any additional warrants.

STOCK-BASED INCENTIVE PLANS

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted Stock-Based Incentive Plans designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares.

The following table summarizes the stock-based compensation and other stock-based payments for 2010:

	Stock Option Plan		Deferred Share Units (“DSU”)	Restricted Share Units (“RSU”)
	Number of Stock Options (000’s)	Weighted average Exercise Price (Cdn$)	Number of DSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	5,876	$9.32	605	1,349
Granted	—	—	296	415
Exercised	(381)	7.83	—	—
Vested and converted to common shares	—	—	—	(556)
Expired	(5)	9.65	—	(16)
Outstanding, end of year	5,490	$9.42	901	1,192
Exercisable, end of year	4,988	$9.35

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $109.1 million for the year ended December 31, 2010 compared with $90.7 million in 2009 (2008 - $58.4 million). General and administrative expenses for the fourth quarter were $30.0 million (2009 - $29.8 million). General and administrative expenses in part increased with the start-up of operations at the new Gualcamayo mine.

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD), United States Dollars and Mexican Pesos. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

In 2010, the Company recognized foreign exchange gains of $32.1 million. This compares to a foreign exchange gain of $74.5 million for 2009 and a gain of $131.9 million in 2008. The gains arose mainly as a result of the foreign exchange effect on future income tax liabilities recognized on previous business acquisitions. A strong United States Dollar versus the currencies of the countries in which the Company operates contributed to the gains.

The Company has hedge contracts outstanding where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 14, Derivatives.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended
	December 31,	December 31,
	2010	2009	Variance
Average Exchange Rate
USD-CAD	1.0136	1.0579	-4.2%
USD-BRL	1.7021	1.7476	-2.6%
USD-ARG	3.9715	3.8261	3.8%
USD-CLP	485.8691	529.1082	-8.2%

	Twelve months ended
	December 31,	December 31,		December 31,
	2010	2009	Variance	2008	Variance
Average Exchange Rate
USD-CAD	1.0308	1.1417	-9.7%	1.0667	-3.4%
USD-BRL	1.7675	2.0085	-12.0%	1.8402	-4.0%
USD-ARG	3.9205	3.7385	4.9%	3.1709	23.6%
USD-CLP	519.3067	569.8881	-8.9%	523.9220	-0.9%
Period-end Exchange Rate
USD-CAD	0.9999	1.0491	-4.7%	1.2228	-18.2%
USD-BRL	1.6660	1.7343	-3.9%	2.3560	-29.3%
USD-ARG	3.9713	3.8142	4.1%	3.4571	14.9%
USD-CLP	461.9820	499.7680	-7.6%	647.9950	-28.7%

11.          INVESTMENTS AND INVESTMENT INCOME

INVESTMENTS

As at December 31, 2010, the Company had total investments of $103.0 million compared with $56.4 million in the prior year. The increase was mainly a result of an increase of $56.7 million in available-for-sale securities compared to $46.2 million in the prior year, due to the shares received as consideration on the sale of São Francisco and São Vicente. Investments of $10.1 million in Master Asset Vehicle II notes and Auction Rate Securities were disposed of in current year for a gain of $3.0 million. The company no longer holds any Master Asset Vehicle II notes or Auction Rate Securities.

INVESTMENT AND OTHER BUSINESS INCOME

Investment and other business income was $5.9 million for the year compared to $22.2 million for 2009 (2008 — loss of $27.3 million). The decrease in income is largely the result of the Company’s recognition of investment write-offs on its available-for-sale and auction rate securities in the prior year. Investment and other business income was $2.9 million for the fourth quarter compared to an income of $0.1 million for the comparative period in 2009.

12.          INCOME TAXES

The Company recorded an income tax expense of $160.7 million for the year. This compares to a tax expense of $136.6 million for 2009 and a tax expense of $25.7 million for 2008. The current year income tax provision mainly reflects a current income tax expense of $138.0 million for 2010 and a future income tax expense of $22.7 million. The expense reflects the current taxes incurred in the Company’s Brazilian and Chilean mines and withholding tax on the repayment of intercompany interest.

The consolidated balance sheet reflects recoverable tax installments in the amount of $39.1 million and an income tax liability of $81.8 million. Additionally, the balance sheet reflects a future income tax asset of $147.7 million and a future income tax liability of $1.8 billion.

During the year the Chilean government enacted a temporary increase to the income tax rate in Chile to help pay for the reconstruction from the earthquake. The first category income tax rates will increase from 17% to 20% in 2011, 18.5% in 2012 and then return to 17% in 2013. The future taxes in Chile were increased by $3.2 million to take into account the new rate at which the temporary differences will reverse; however, the full effect of the rate change will be seen in the 2011 current tax expense.

In December 2009, the Brazilian government introduced rules that prevented a company from deducting interest expense on foreign loans with related parties where the debt-to-equity ratio was less than 2:1 (the “Thin Cap Rules”). The law was enacted in 2010. During the year, we took steps to increase our debt-to-equity ratio so that the Thin Cap Rules ceased to apply.

The Company has approximately $209.1 million of tax losses available for carry forward in Brazil.  Approximately 44.5% of these losses have been recognized as a tax asset. The Company expects to use these losses against future income from operating mines in Brazil.

The majority of the future tax liability arises on the allocation of the purchase price of acquisitions to the underlying assets as the tax basis of these assets did not increase. Future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted. The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine, is written off, or is sold. The largest components of the future tax liabilities relate to:

(in thousands of dollars)
Gualcamayo	$209,270
Agua Rica	$329,422
El Peñón	$195,328
Exploration Potential	$717,525

The income tax rate will vary from period to period based on the mix of taxable income earned in each jurisdiction where we operate.  The income tax expense will also vary depending on the foreign currency exchange rate in effect in the period. However, the income tax on inter-company debt is payable only if and when the debt is repaid and therefore, if the debt is not repaid, the income tax payable will not have to be paid. Likewise, the actual amount of taxes payable will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

The Company’s combined Canadian federal and provincial statutory tax rate was 31.0% (2009 - 33.0%; 2008 — 33.5%). There are a number of factors that affect the Company’s effective tax rate including the rate differential and proportion of income earned in each jurisdiction, tax benefits that are not recognized, foreign currency gains and losses and changes in tax rates. As a result, the Company’s effective tax rate may fluctuate from period to period. A reconciliation of the Company’s statutory rate to the effective tax rate is provided in Note 21 to the consolidated financial statements.

13.          CLOSURE AND RECLAMATION COSTS

The asset retirement obligations relate to reclamation and closure costs relating to the Company’s mine operations and projects under development. As at December 31, 2010, the obligation increased to $153.5 million (excluding the current portion) compared with $133.2 million in 2009 mainly from the completion of the Gualcamayo mine as well as additional obligations recognized for the other existing mines. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos and United States Dollars and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

Accretion charged to 2010 earnings was $7.2 million compared to $2.3 million in 2009 (2008 - $1.8 million).

Asset retirement obligations settled during the year were $4.3 million compared to $4.1 million in 2009 (2008 - $5.6 million).

14.          DERIVATIVES

The Company recorded realized losses on the settlement of commodity derivatives of $5.5 million in 2010 compared with $18.7 million of realized loss in 2009 (2008 — loss of $10.0 million).

Additionally, the Company recorded unrealized gains on commodity derivative contracts of $1.9 million for the year ended December 31, 2010. This compares to an unrealized loss of $105.4 million in 2009 (2008 — $166.2 million gain). Included in cost of sales are currency derivative contracts realized gains in the amount $26.8 million, compared to gain of $10.1 million in 2009 (2008 - $14.4 million gain) and included in interest and financing expenses are realized losses in the amount of $8.3 million, compared to loss of $16.2 million in 2009 (2008 - $5.1 million loss) in respect to the interest rate swaps.

CURRENCY HEDGING

As at December 31, 2010, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures.

These contracts fix the rate of exchange for the sale of approximately 631.5 million Reais at an average rate of 2.1442 Real to the United States Dollar and have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to December 2013. Of this, 281.8 million Reais is hedged for 2011, 273.6 million Reais for 2012 and approximately 76.0 million Reais for 2013. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $33.7 million for 2010 credited to other comprehensive income and the ineffective portion of $4.3 million taken to income in 2010.

The following table summarizes the details of the currency hedging program as at December 31, 2010:

(quantities in thousands)

	Jacobina		Fazenda Brasileiro		Chapada		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at Dec. 31, 2009

2011	87,050	2.0880	47,562	2.0635	147,169	2.0626	281,781	2.0705	1.6660
2012	77,651	2.2128	47,964	2.2282	148,028	2.2350	273,643	2.2275	1.6660
2013	76,032	2.1387	—	—	—	—	76,032	2.1387	1.6660
	240,733	2.1430	95,526	2.1431	295,197	2.1456	631,456	2.1442	1.6660

COMMODITY HEDGING

The Company enters into commodity forward contracts to mitigate commodity price risk and enable business planning with greater certainty. From time to time, the Company may enter into long call options to ensure its participation in commodity price increases.

The Company has a copper hedging program that was designed to mitigate risks to earnings and cash flows from its Chapada mine. Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenues.

The copper derivatives provide an effective economic hedge against downward movements in the copper price allowing the Company to manage metal price risk and enable business planning with certainty. As Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is not permitted. However, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty. In accordance with derivative accounting rules, the fair value of the financial instruments are reflected in current earnings from period to period. This accounting results in fluctuations in net earnings from period to period until such time as the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at December 31, 2010 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

INTEREST RATE HEDGING

The Company is exposed to interest rate risk on its variable rate debt.  As at December 31, 2010, the Company had a total of $147.4 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in Other Comprehensive Income until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $4.3 million gain for the year ended December 31, 2010 recorded in other comprehensive income.

At December 31, 2010, the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

15.          CONTRACTUAL COMMITMENTS

Day-to-day mining and administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, available credit facilities which provide access to additional funds and future operating cash flows.

As at December 31, 2010, the Company is contractually committed to the following:

(in thousands of United States Dollars)	2011	2012	2013	2014	2015	Thereafter	Total
Mine operating/construction and service contracts and other	$218,621	$136,282	$99,802	$61,612	$7,671	$5,836	$529,824
Long-term debt principal repayments (i)	—	—	—	237,632	—	255,000	492,632
Asset retirement obligations (undiscounted)	8,718	15,429	7,412	4,378	9,715	184,636	230,288

	$227,339	$151,711	$107,214	$303,622	$17,386	$445,472	$1,252,744

(i)          Excludes interest expense.

16.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.   There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current year.

17.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.

18.          GOLD AND COPPER MARKETS

For the quarter ended December 31, 2010, spot gold prices averaged $1,367 per ounce, or 24% higher, compared with $1,101 per ounce from the comparative period of 2009. During 2010, spot gold prices averaged $1,225 per ounce, up 26%, compared with $974 per ounce during 2009.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be driven by positive market fundamentals. Constrained long-term mine supply and steady investment demand from exchange traded funds (“ETFs”) are supporting gold prices. Furthermore, during 2010, rebounding jewellery demand and purchases by central banks, which had previously been net sellers of gold, are also underpinning higher prices. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term, although with a high degree of market volatility.

For the quarter ended December 31, 2010, spot copper prices averaged $3.92 per pound, representing an increase of 30% compared with $3.02 per pound from the same period in 2009. During 2010, spot copper prices averaged $3.42 per pound, or 46% higher, compared with $2.34 per pound during 2009.

Copper prices reached record highs in Q4 2010 and have continued that trend during early 2011. Strong copper prices are primarily being driven by positive supply demand fundamentals as flat supply growth is unbalanced with demand from emerging markets, mainly China, and a positive outlook for global growth that is correlated with copper demand. Based on these factors, the Company expects copper prices to remain above historical levels in the near to mid-term.

19.          MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervise the preparation of the mineral reserves and mineral resources reports. The Company’s reserve reports are reviewed by Evandro Cintra, Senior Vice President Technical Services, who is a qualified person.

Complete information relating to mineral reserves and mineral resources indicating tonnage, grade and the date of each NI 43-101 Report for the various mines and projects is contained in a complete mineral resource and mineral reserve table accompanying the 2010 annual report.

Year-over-year, the Company’s proven and probable GEO mineral reserves increased to 25.1 million ounces (contained gold — 22.1 million ounces; contained silver — 167.3 million ounces), representing a 23% increase from 2009. Excluding Agua Rica, proven and probable GEO mineral reserves were 28% higher than 2009 at 16.6 million GEO. Most of the Company’s mines showed an increase in reserves after depletion of mined GEO with most notable increases at Chapada, Jacobina, Gualcamayo, Pilar and Jeronimo.

Measured and Indicated GEO mineral resources increased to 15.3 million ounces (contained gold — 14.5 million ounces; contained silver — 46.0 million ounces), representing an increase of 9% over 2009. Measured and Indicated mineral resources as at December 31, 2010 excluding Agua Rica were 14.1 million GEO, representing a 19% increase from 2009.

Mineral reserves as at December 31, 2010 for the wholly owned mines and projects were estimated using the following price assumptions:

Mine/Project	2010	2009	2008

Gold price per ounce
Chapada	$900	$825	$700
El Peñón	$900	$825	$700
Jacobina	$900	$825	$700
Gualcamayo	$900	$825	$700
Minera Florida	$900	$825	$700
Fazenda Brasileiro	$1,000	$776	$700
Mercedes	$900	$825	$700
Ernesto/Pau-a-Pique	$825	$825	$700
C1 Santa Luz	$750	$750	$700
Pilar	$900	N/A	N/A
Jeronimo	$900	N/A	N/A

Copper price per pound
Chapada	$2.50	$2.25	$1.85

In January 2011, the Company announced a revised Chapada production life-of-mine plan that incorporated new resources at Suruca, a satellite deposit located six kilometers from Chapada.  These resources were part of the overall increase in mineral reserves of 45% to 3.1 million contained gold ounces. Mineral resources increased by 108 % to 2.9 million contained gold ounces. Contained copper proven and probable reserves were 2.2 billion pounds as at December 31, 2010 which compares to 2.2 billion pounds as at December 31, 2009.

At Jacobina, total proven and probable reserve ounces were 1.7 million contained gold ounces at the end of the year, representing an increase of 8% over the estimate at December 31, 2009. Mineral resources include 1.7 million Measured and Indicated for a total of 1.3 million contained gold ounces of Inferred resources at the end of the year. This represents an increase of 10% in mineral resources over 2009. Of even greater significance, is the increase of 11% in reserve grade, to 2.48 g/t and the 10% increase in Measured and Indicated resource grade.  These grade increases will facilitate higher future production levels.

In August 2010, the Company delivered an updated production plan for its Gualcamayo mine which included the additional mineral reserves and mineral resources discovered at its QDD Lower West deposit.  This initial resource contributed to the 4% increase in reserves to 2.4 million contained gold ounces and a 16 % increase in Measured and Indicated mineral resources, to 0.9 million contained gold ounces. Further development of the QDD Lower West zone is expected as part of the 2011 exploration program.  Continued success at this deposit will make additional positive contributions to reserves and resources in 2011.

Total mineral resources at Fazenda Brasileiro almost doubled to 674,000 contained gold ounces, while mineral reserves declined modestly.  This increase in resources was attributable to an entirely new area of mineralization, CLX2, within the mining complex that was only recently discovered.  Given the positive impact of this new discovery, the Company will be spending $5 million in exploration at Fazenda Brasileiro in 2011, to further develop and define this resource.

Total proven and probable mineral reserves at El Peñón increased by 4% to 2.0 million ounces, due to the conversion of resources. Silver reserves and gold equivalent reserves declined slightly. However, gold reserve grade increased to 7.29 g/t from 7.05 g/t in 2009. The 2011 program will renew efforts on resource growth with a significant portion of $15 million to be spent in areas expected to increase resources.

In early 2010, the Company elected to switch to the long hole stoping mining method at Minera Florida. This change in mining method allows for more certainty of mining, consistency between mine and plant grades, as well as less dilution. It also required a mine plan redesign and a lower cut-off grade used in the estimation of mineral reserves. As a result, Minera Florida mineral reserves were marginally increased and now total 668,000 ounces in proven and probable mineral reserves.  The tonnage increased by 36% and the grade decreased to 4.18 g/t. This grade is expected to improve as new areas are discovered and developed.

Total proven and probable mineral reserves at Pilar increased to 1.4 million contained gold ounces, this includes the initial resource that was originally announced on August 4, 2010. This includes 400,000 ounces of gold resources that are at substantially higher grade, at 6.5 g/t, than the current reserve grade, at 4.03 g/t. The total resources at Pilar do not include the resources from Caiamar, a deposit located 38 kilometres from Pilar which is being evaluated under various scenarios. The Pilar project, which is currently in development and expected to be in production in 2013, is already being built at capacity levels that are 30% higher than those contemplated in the feasibility study. This extra capacity demonstrates the confidence in the Company’s ability to continue to develop this high quality resource base.

At the Company’s Jeronimo deposit, the first probable mineral reserve estimate was declared of 1.6 million contained gold ounces, based on the pre-feasibility study recently completed, on a fully consolidated basis.  Based on the Company’s current ownership interest (57.3%), attributable mineral reserves are 9.3 million contained gold ounces. Approximately one third of the mineral reserves declared are a direct result of conversion from resources via infill drilling.

The pre-feasibility contemplates:

•                  Approximately $310 million in pre-production capital

•                  145,000 oz — approximate average annual production

•                  10 years of initial mine life

•                  Cash costs of approximately $550/oz

•                  4,200 tonnes per day throughput

•                  Recovery of between 85% based on pressure oxidation

The Company is evaluating other processes, which are anticipated to further optimize the project economics. The Company will also be incorporating the impact of credits from the sale of manganese which was not included in the pre-feasibility, as well as the positive impact of other off-take products.

Results of the evaluation of these different processing options and further optimizations will be part of the feasibility study which is expected to be delivered at the end of 2011. The decision to proceed, after that time, will be based on continued positive results from a full feasibility and further consolidation of the ownership of Jeronimo, both of which are expected to occur.

It should be noted that mineral reserves and mineral resources are estimates only. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

Fluctuations in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition. Depreciation and amortization using the units-of-production would be impacted by a change in mineral reserves and/or mineral resources.

20.          EXPLORATION AND DEVELOPMENT

The Company continues to actively explore its exploration targets around existing mines and its efforts to look for new opportunities and on the ground purchases elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.

The following is a summary of the exploration and development expenditures:

	Year ended December 31,
(in millions of United States Dollars)	2010	2009	2008

Exploration capitalized	$58.6	$45.2	$62.1
Exploration expensed	39.2	20.4	19.4
Total Exploration	$97.8	$65.6	$81.5

The following summary highlights key updates from the exploration and development program at the Company since the third quarter.

BRAZIL

Suruca — Chapada

The Company recently completed a pre-feasibility study on its 100%-owned Suruca gold deposit. Suruca is located 6 kilometres northeast of the Chapada mine in Goias State, Brazil. The Suruca pre-feasibility study was prepared on the basis of reviewing the merits of the Suruca project’s development incorporating three distinct phases or components to the project. These are i) the processing of Suruca oxides via conventional heap leach processing (the “Oxides Phase”); ii) the production of additional gold from the Chapada ore following modifications to the Chapada processing plant (“Phase I Sulphides”); and iii) the processing of Suruca sulphides through new processing facilities to be added to the Chapada plant (“Phase II Sulphides”).

This positive pre-feasibility supports the addition to mineral reserves for Chapada of approximately 1.05 million ounces of gold, 268,000 ounces from oxides and 784,000 ounces from sulphides.

Total mineral resources and mineral reserves for Suruca are broken down as follows:

		Indicated Mineral Resources (1)			Inferred Resources
Ore	Cutoff	Au (g/t)	kt (x1000)	koz (x1000)	Au (g/t)	kt (x1000)	koz (x1000)
Oxide	0.2	0.48	19,247	298	0.39	3,755	47
Sulphide	0.3	0.50	132,114	2,127	0.39	5,423	68
Total		0.50	151,361	2,425	0.39	9,178	115

(1)          Mineral resources are inclusive of mineral reserves

Mineral reserves for Suruca are classified in accordance with the 2005 CIM Definition Standards and are based on a gold price of $900 per ounce.

The Oxides Phase and the Phase I Sulphides component of the project have combined capital expenditures of approximately $100 million. These two phases of the project would provide total additional gold production to Chapada of approximately 446,000 ounces at combined cash costs approximating $420 per ounce from this incremental production. This additional production would begin in 2013 and would result in pro-forma gold production levels from Chapada averaging approximately 146,000 ounces per year over the next six years. Chapada’s pro-forma mine life with the addition of this new project would extend to 2028.

The oxides would be produced using conventional heap leaching technology and would deliver in the order of 228,000 ounces of gold production.  Approximately 16.3 million tonnes of ore would be processed over five years achieving average annual gold production of approximately 46,000 gold ounces.  The Phase I Sulphide component of the project would deliver total gold production of approximately 218,000 ounces over the Chapada mine life.  This additional production would be the result of installing a CIL and gravity concentrator at the existing Chapada plant, which is expected to increase gold recovery by approximately 10%.

The Phase II Sulphides component of the project involves the addition of new processing facilities at the Chapada plant including the installation of a third mill and additional flotation cells. Further analysis and optimization of this phase of the project is underway as the Company would not be required to implement this part of the project until at least 2014 or 2015. The Company believes that there is significant potential to further add to the current level of mineral reserves prior to finalizing the project design.

Fazenda Brasileiro

The Fazenda Brasileiro mine is one of Yamana’s underground mines which is located in northeast Brazil and currently produces approximately 70,000 — 80,000 ounces of gold a year. The mine has been in operation for over 20 years and is known to have produced historically at rates of up to 150,000 ounces of gold per year. In 2009, the Company undertook a comprehensive exploration program to find new areas of mineralization at Fazenda Brasileiro and two significant mineralized zones have been discovered: Lagoa do Gato and more recently, CLX2. Lagoa do Gato and CLX2 represent potential higher grade sources of ore for the mill.

The discovery of CLX2 is significant for the following reasons:

(a)          CLX2 is at the footwall contact of the principal area being mined at Fazenda Brasileiro and is therefore easily and immediately accessible from existing mine workings and capital requirements for development are expected to be very modest.

(b)         The strike length is currently 500 metres and it is completely open with only 15 per cent of the area having been drill tested.

(c)          Widths and grades are better than areas currently being mined and are comparable to historical widths and grades of previous ore bodies that produced well in excess of 100,000 ounces per year and as much as 150,000 ounces per year.

(d)         CLX2 represents the best and most immediate opportunity for an increase in grades, increase in mineral resources, extension of mine life and possibly production increases at Fazenda Brasileiro

The Lagoa do Gato deposit was also discovered in 2009 and to date, just one quarter of the mineralized trend has been drilled. During the first half of 2010 the focus of exploration was on converting inferred mineral resources to indicated mineral resources and only a few extension holes have been completed. Both infill and extension drilling of 8,000 metres to date, confirm the continuity of mineralization. Lagoa do Gato is characterized by mineralized ore shoots within a 10 kilometre long by 400 metre wide shear zone at the northwestern extension of the Weber Belt.

The Weber Belt containing the CLX2 zone has been identified as having significant additional potential.  There remains 10 kilometres of prospective stratigraphy and structure to be drilled.

Jacobina

Jacobina is located in northeast Brazil and currently produces approximately 100,000 — 120,000 ounces of gold per year. The 2010 exploration program at Jacobina has been focused primarily on extending and upgrading current mineral resources and identifying and delineating higher grade mineral resources primarily at the Morro do Vento and Canavieiras areas in order to increase the average feed grade to the mill.

A total of 17,000 metres in 38 holes have been completed year-to-date, including infill and step out drilling. Initial results indicate that the exploration effort has been very successful in achieving its goals. Drilling at both Morro do Vento and Canavieiras continued through the fourth quarter of 2010 and into 2011. In 2011, efforts will focus on converting the majority of inferred mineral resources at Canavieiras to mineral reserves.

The Canavieiras deposit and the Main Reef zone in the Morro do Vento deposit are the highest grade mineralized zones which have been discovered to date in the mining complex and represent the most significant near mine targets likely to increase the grade of the mineral resources and mineral reserves. Both Canavieiras and Morro do Vento drill results show grades in intersections that are substantially higher than, in some case a multiple of, overall reserve grade at Jacobina of 2.14 g/t. Much of the 2010 exploration focus has been on these areas.

Pilar

Pilar is Yamana’s development stage project located in Goias, Brazil approximately 80 kilometres from the Company’s Chapada mine. A construction decision was made in 2010 and the project is currently in the permitting stage with production expected to begin in 2013.

Pilar is an orogenic gold deposit hosted in graphite and chlorite schists. Three main mineralized areas have been outlined along a strike length of approximately four kilometres. They are from south to north, Jordino, Ogo and Tres Buracos. The main deposit, Jordino, has been previously drilled continuously along a strike length of two kilometres and a dip extension in excess of 400 metres. Three main, structurally controlled ore bodies, HG1, HG2 and HG3, have been defined to date.

The Company has undertaken an aggressive exploration program concurrently with mine development which began in 2010. The objective of the 2010 exploration program at Pilar was threefold:

1)              to infill drill the areas containing mineral reserves to support mine development

2)              to infill drill areas containing mineral resources in order to upgrade to mineral reserves

3)              to extend the known areas of mineralization

During 2010, the focus of exploration was on extending the main Jordino mineralization down dip and to that end, 38,500 metres of diamond drilling has been completed this year. The deepest hole to date to intersect the Jordino deposit, JD-364, intersected 0.50 metres of 6.2 grams per tonne gold (g/t Au) at a depth of 840 metres indicating that mineralization remains open. This down dip extension is currently more than double the dip extent of the current mineral resource implying significant exploration upside and mineral resource growth.

ARGENTINA

Gualcamayo

In July, a new zone was discovered during the development of the Rodado tunnel, which is intended to reach and facilitate drilling of QDD Lower West. The new Rodado discovery is approximately 10 metres thick, tabular, carbonate breccias with characteristics similar to QDD Lower West. It remains open along strike and to depth. The Company will continue its exploration drilling effort to outline the potential and the dimension of this zone in 2011. Currently, the Rodado discovery is not in the Company’s resource model.

Exploration efforts continued at the Salamanca area located approximately 10 kilometres north of the Gualcamayo mine area. The Company recently completed an additional 15 holes to test the northern extension of Salamanca. The deposit remains open along strike. Update of inferred resource is expected in early 2011.

CHILE

El Peñón

Exploration at El Peñón mine in northern Chile was expanded in 2010 to include a regional exploration program in addition to mine and near-mine exploration efforts. In the first of these regional exploration programs, the Company discovered the Pampa Augusta Victoria vein structure within 30 kilometres of the El Peñón mine.

El Peñón currently produces approximately 400,000 — 420,000 gold equivalent ounces per year and has a long track record of replacement of ounces and mineral resource expansion. While the focus of the 2010 exploration program at El Peñón was focused on the North Block and existing vein structures near the mine in order to replace mined ounces and increase mineral resources, the focus of the regional exploration effort was to identify new mineralization within hauling distance of the existing operation.

During 2010, there have been 91 reverse circulation drill holes and three diamond drill holes totaling 38,835 metres completed that focused on extending both the Victoria and Victoria Este vein systems within the Pampa Augusta Victoria zone.

Mineralization is structurally controlled and consists of low sulphidation, epithermal quartz veins, stockworks and hydrothermal breccias, similar to other ore bodies at El Peñón. These rocks are exposed in a structurally controlled window that is approximately 400 square kilometres in surface area. To date, the Victoria vein has been traced along strike for approximately 900 metres and 250 metres down dip. The Victoria Este vein system consists of three different sub parallel structures with variable widths of between one to four metres and a drill defined strike length of 500 metres. Neither the Victoria nor the Victoria Este veins outcrop and they are still open in all directions.

A new sub parallel vein system, Elizabeth, was discovered in September 2010. Drill holes DAV0032, DAV0089, DAV0090 and DAV0091 intersected a new mineralized structure 200 metres east of the Victoria Este vein system. Mineralization is associated with veins, veinlets and hydrothermal breccias hosted in andesites and, to date, has been traced along 170 metres of strike length with vein widths of between one and five metres. Additional drilling is underway to better define the horizontal and vertical dimensions of this new discovery.

Minera Florida

In October, Victoria, a high grade deposit was discovered. Victoria and Tribuna Norte will be the focus of the Company’s exploration effort at Minera Florida in 2011. Exploration will continue in the areas surrounding the mine with the objective of identifying new ounces to replace resources and reserves.

During 2010, significant effort was spent on converting resources to reserves at Polvorin, Centenario, Marquis Sur, Veta Central and Rafael, underground exploration drilling at the north end of the mine, and district exploration drilling at Mila.

MEXICO

Mercedes

Mercedes is Yamana’s development stage project located in Sonora, Mexico. The project is currently under construction and is expected to commence production in 2012. Mercedes is a gold-silver, low-sulphidization vein/stockwork system. Mineralization at Mercedes is contained in four main target areas: Mercedes, Barrancas, Klondike and Lupita.  A total 45,805 metres of drilling has been completed in 151 holes in 2010.

Following the significant mineral resource increase at Mercedes in 2009, the Company has undertaken an extensive exploration program in 2010 advancing concurrently with mine construction with the following core objectives:

1)              Upgrade of mineral resources and mineral reserves in areas of known mineralization and existing ore bodies with infill drilling

2)              Increase mineral resources and mineral reserves with step-out drilling around areas of known mineralization

3)              Discovery of new areas of mineralization

The Company was successful in achieving all of these objectives, primarily at the Barrancas and Lupita vein structures. Drilling efforts are detailed below.

Barrancas Vein - Lagunas Zone

A total of 100 infill and exploration holes have been completed in the Barrancas zone and the new Lagunas northwest extension area, covering a strike length of 400 metres and a vertical range of up to 250 metres. Drilling has confirmed the high grade intercepts first discovered in 2009, and expanded the dimensions of the vein zone.

The infill drill program is expected to convert mineral resources to mineral reserves. Step-out drilling on the northwest extension of Lagunas has encountered local bonanza-grade gold values in two parallel vein zones. These zones are open on strike to the northwest and at depth. These newly discovered mineralized zones are expected to add additional mineral resources.

Lupita Vein — Diluvio Zone

The Diluvio zone is a 2010 discovery made by the Company within the Mercedes project area. As originally announced on August 4, 2010, a 13-hole widely spaced drill program completed earlier in the year intersected a broad zone of multi-stage low sulphidation carbonate-quartz-adularia veins and stockworks ranging from 10 to 150 metres in true width. This zone is approximately 600 metres northeast of the known mineral resource in the Lupita area.

Drilling of the Diluvio zone in the Lupita vein has continued and a total of 44 drill holes were completed in 2010. The goal of this additional drilling was to define the mineralized zone on a 60 by 60 metre drill grid. All holes drilled to-date continue to intersect broad zones of high and low angle multi-stage veins and stockwork hosted within lithic tuff and andesite flows. Preliminary results indicate the extension of strike length of the Diluvio zone by approximately 50 metres along strike. The zone is still open down-dip and to the northwest. Oriented core is being measured in order to determine orientations on the multitude of high and low angle vein zones that have been intersected in the Diluvio zone. This drill program will likely result in an increase to the overall mineral resources in the Lupita vein structure.

21.          RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, silver and copper), the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2010. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Colombia exposing it to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, expropriation of property, shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars and Mexican Pesos. Revenues are earned in United States Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in United States Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the United States Dollar over short-term periods. Refer to Note 26 to the consolidated financial statements for an additional discussion on currency risks.

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the United States Dollar as further discussed in Section “Derivatives”.

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market price of gold, silver and copper.  A decline in the price of gold, copper or silver could negatively impact the Company’s operations. Refer to Note 26 to the consolidated financial statements for an additional discussion on commodity risks.

In addition to the direct impact of changes in copper prices on revenues, net earnings are also affected by unrealized accounting gains or losses on the mark-to-market of copper derivative contracts that do not qualify for hedge accounting but provide an economic hedge (refer to Section “Derivatives” for details).

The Company has entered into several currency hedges to mitigate against fluctuations in the price of copper as further discussed in Section “Derivatives”. The Company has not hedged any of its gold.

Interest Rate Risks

The Company is exposed to interest rate risk on its variable rate debt.  As at December 31, 2010, the Company has a total of $231.6 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings. At December 31, 2010, the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

Credit Risks

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For long-term investments credit risk represents the par value of the instruments. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risks

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Environmental Risks

The Company’s mining and processing operations and exploration activities in Brazil, Chile, Argentina, Mexico and Columbia are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Energy Risks

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers.

22.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Users are cautioned that under current economic conditions, the Company may require the use of additional estimates and certain estimates are subject to a greater degree of uncertainty as a result. The following accounting estimates are among the most critical:

REVENUE RECOGNITION

Revenue from the sale of gold or other metals is recognized when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are finally settled.

Sales revenue is recognized at the fair value of consideration received. Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale. Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices. Incidental revenues from the sale of by-products (zinc) are classified with cost of sales. Concentrate revenue for independent smelters are set at a specified future date after shipment based on market prices. Revenues are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of unusual price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant.

For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are accrued at their fair value. Fair value is determined as the discounted future cash expenditures. Asset retirement obligations and other environmental liabilities are based on management judgments and estimated engineering costs, taking into account the anticipated method and extent of remediation consistent with legal requirements, current technology and the possible use of the location. Since these estimates are specific to the locations involved, there are many individual assumptions underlying the Company’s total asset retirement obligations and provision for other environmental liabilities. The asset retirement obligations are calculated as the net present value of estimated future cash flows which total $230.3 million discounted using a credit adjusted risk-free rate of 5%. The settlement of the obligations will occur through to 2032. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos and United States Dollars and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items. While these individual assumptions can be subject to change, none are individually significant to the Company’s reported financial results. Asset retirement obligations are amortized over the life of each mine on a unit-of-production basis. Readers are encouraged to refer to Note 13 of the consolidated financial statements for additional information.

INVENTORIES

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

DEPLETION AND IMPAIRMENT OF MINERAL PROPERTIES

Mining interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine which they relate to, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on the discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. The annual impairment test assumed a long-term gold price of $1,200 per ounce, a long-term copper price of $3.00 per pound. Upon completion of this test, there were no impairments.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

GOODWILL

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

For goodwill impairment testing purposes, the Company estimates the fair value of a gold property using a discounted cash flow valuation based on projected future cash flows. The determination of fair value is highly subjective and requires numerous assumptions including, but not limited to, projected future revenues based on estimated production, long-term metal prices, operating expenses, capital expenditures, inflation index, exchange and discount rates.

The Company’s goodwill relates exclusively to the acquisition of the Jacobina mine. The annual goodwill impairment test included a long-term gold price of $1,200 per ounce, a nominal discount rate of 8.7% and an average future inflation index of 2.0%. Upon completion of this test, there was no impairment to goodwill.

MINERAL RESERVE ESTIMATES

The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

As at December 31, 2010, mineral reserve estimates were based on a gold price of $900 per ounce (except for Mercedes and Ernesto/Pau-a-Pique based on $825 per ounce, C1 Santa Luz based on $750 per ounce, Alumbrera based on $1,040 per ounce), a silver price of $15.00 per ounce (except for Mercedes based on $14.00 per ounce), and a copper price of $2.50 per pound (except for Alumbrera based on $2.80 per pound).

Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

INCOME TAXES

Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

Long-term income tax liabilities are recorded on the profits earned in Chile that the Company expects to repatriate to its foreign shareholders.

ASSETS UNDER CONSTRUCTION

Assets under construction consist of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in which a mine and plant has completed the operational commissioning and has operational results that are at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on a several qualitative and quantitative factors including but not limited to the following:

•                  A significant portion of planned capacity including production levels, grades and recovery rates is achieved

•                  Achievement of mechanical completion and operating effectiveness

•                  Significant milestones such as obtaining necessary permits to allow continuous operations

CHANGE IN ACCOUNTING POLICIES

During 2010, the Company adopted, in accordance with the respective transitional provisions, the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”):

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the effective date of January 1, 2011 but earlier application is permitted. These standards establish updated principles on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The Company has adopted these standards early to be applicable beginning on January 1, 2010. Implementation of these standards impacted the accounting for the business combination in Note 10 of the consolidated financial statements as well as the disclosures related to the non-controlling interests in the financial statements.

23.   INTERNATIONAL FINANCIAL REPORTING STANDARD (IFRS) CHANGEOVER PLAN

The Company continues to monitor the deliberations and progress on plans to adopt International Financial Reporting Standards (“IFRS”) by accounting standard-setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, Mexico, the United States and other countries, where the Company has operating and other interests.

Differences between Canadian GAAP and IFRS will impact the Company’s accounting activities to varying degrees, some of which are dependent on policy choice decisions. The Company’s main objective in the selection of IFRS policies and transition elections is to ensure that meaningful and transparent information is provided to stakeholders.

The major differences between the current accounting policies of the Company and those that the Company expects to apply in preparing IFRS financial statements as well as some of the most significant adjustments expected are included below. In the Company’s first interim report of 2011, prepared in accordance with IFRS, it will provide a detailed reconciliation and explanation of the significant differences arising from the transition from Canadian GAAP to IFRS affecting its reported financial position, financial performance and cash flows.

First-time adoption of IFRS

IFRS 1- First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for the initial adoption of IFRS. IFRS 1 requires an entity to apply IFRS effective at the end of its first IFRS annual reporting period on a full retrospective basis subject to specific mandatory and optional exemptions. Significant optional IFRS 1 exemptions the Company may expect to apply in its first IFRS financial statements have not changed from those previously disclosed.

Reconciliation of Consolidated Balance Sheets as Reported Under Canadian GAAP and IFRS

(In thousands of United States Dollars)	Note	As at December 31, 2009 Canadian GAAP basis (Audited)	Effect of conversion to IFRS (Unaudited)	As at January 1, 2010 IFRS basis (Unaudited)
Assets
Current
Cash and cash equivalents		$170,070	$	$170,070
Accounts receivable		102,126		102,126
Inventory		101,820		101,820
Other current assets	(b)	154,979	(14,552)	140,427
Current assets held for sale		53,624		53,624
Total current assets		582,619	(14,552)	568,067
Mineral interests	(c,e)	8,576,361	(35,024)	8,541,337
Investments		56,366		56,366
Other long-term assets		167,390		167,390
Future income tax assets	(a,b)	135,454	18,282	153,736
Goodwill		55,000		55,000
Long-term assets held for sale		134,070		134,070
Total assets		$9,707,260	$(31,294)	$9,675,966

Liabilities
Current
Accounts payable		$153,522	$	$153,522
Accrued liabilities		86,319		86,319
Income taxes payable		42,844		42,844
Other current liabilities	(b,d)	25,660	5,626	31,286
Current liabilities held for sale		13,937		13,937
Total current liabilities		322,282	5,626	327,908

Long-term debt		529,450		529,450
Asset retirement obligations	(e)	133,163	22,026	155,189
Future income tax liabilities	(a,b,e)	1,768,899	188,870	1,957,769
Other long-term liabilities		138,389		138,389
Long-term liabilities held for sale		19,559		19,559
Total non-current liabilities		2,589,460	210,896	2,800,356
Total liabilities		2,911,742	216,522	3,128,264

Non-controlling interest		46,800		46,800

Shareholders’ Equity
Capital Stock
Issued and outstanding 741,362,131 common shares
(December 31, 2009 - 733,411,458 shares)		6,063,410		6,063,410
Share purchase warrants	(d)	44,071	(44,071)	—
Contributed surplus	(f)	26,942	3,727	30,669
Accumulated other comprehensive income (loss)		26,652	—	26,652
Retained earnings	(all)	587,643	(207,472)	380,171
Shareholders’ equity		6,748,718	(247,816)	6,500,902
Total liabilities, non-controlling interest & shareholders’ equity		$9,707,260	$(31,294)	$9,675,966

a)              Income taxes

The carrying values of non-monetary assets are recorded in their functional currencies at the time of the original acquisition. If the related tax value is calculated in a foreign currency, the tax value is translated to the functional currency at the rate in effect at each balance sheet date. Any change in the tax value measured in the functional currency creates a foreign exchange difference in the deferred tax calculation. Under Canadian GAAP, this foreign exchange difference is prohibited from recognition and thus, under Canadian GAAP deferred taxes on these non-monetary assets are calculated in the foreign currency and subsequently translated into the functional currency at the rate in effect at each balance sheet date. When applying the Canadian GAAP principles to the fair value adjustments recognized on the acquisition of non-monetary assets, significant unrealized foreign exchange gains/losses were recognized on the translation of the related deferred taxes.  Under IFRS, the deferred tax liability relating to the fair value adjustments on acquisition of non-monetary assets will always be calculated with reference to the functional currency at the time of the original acquisition. As a result, the effect of foreign currency translation on the timing differences related to non-monetary assets will likely be more volatile; volatility of the effective tax rate from period to period is also expected. On the currency translation of purchase price adjustments, which do not have a tax value, IFRS has the impact of removing previously recognized foreign exchange gains/losses on the foreign currency denominated deferred tax liability from the date of acquisition. In future periods, no unrealized foreign exchange gains/losses related to deferred income tax liabilities arising from purchase price adjustments on non-monetary assets and liabilities will be recognized. This change has resulted in an adjustment on the balance sheet of $182.9 million reduction to future income tax liabilities offset by a reduction to opening retained earnings representing the difference between the accounting value at historical foreign exchange rates and the accounting value at current foreign exchange rates multiplied by the relevant tax rate.

b)              Reclassification of income taxes

All current deferred tax assets and liabilities under Canadian GAAP are reclassified as non-current items under IFRS.

c)     Impairment of assets

Under Canadian GAAP, a two-step approach to impairment testing is performed: firstly, the asset carrying value is compared with its undiscounted future cash flow to determine whether impairment exists. The impairment is then measured by comparing the asset’s carrying value with its fair value. IAS 36, Impairment of Assets (“IAS 36”), requires the application of a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use and includes the use of discounted cash flows when a cash flow model is used. IAS 36 also allows the reversal of impairments for long-lived assets if conditions that gave rise to these impairments no longer exist. It is expected that there may be increased volatility in impairment recognition due to the possibility of more frequent impairments and the reversal of impairments under IFRS. Applying IAS 36 has resulted in additional impairments in cases where the carrying values of certain assets was recoverable under Canadian GAAP on an undiscounted cash flow basis but could not be supported on a discounted cash flow basis. Financial statements elements impacted as a result of the impairment include the Company’s mineral interests composed of depletable and non-depletable mineral properties and its equity investment. The opening adjustment on the balance sheet as a result of using a discounted cash flow approach required under IFRS is $35.0 million which has been recorded as a reduction to opening retained earnings.

d)              Warrants

Under Canadian GAAP, the Company accounts for its Canadian dollar-denominated warrants, primarily acquired in its business combinations, as equity instruments. IFRS requires that warrants denominated in a currency other than the functional currency of the issuer (United States Dollars for the Company) be classified as liabilities unless they are issued pro rata to all existing shareholders. Therefore, the Company’s outstanding Canadian dollar-denominated warrants will need to be reclassified as liabilities and recognized at fair value, with changes in value being recorded in the statement of operations and the opening adjustment to be recorded as an adjustment to opening retained earnings. Quantification of this impact results in a total reclassification of liability value of $9.0 million and an increase to retained earnings of $34.6 million.

e)              Asset retirement obligations

Differences in this area between Canadian GAAP and IFRS that are being assessed include the recognition of provisions based on the concept of legal and constructive obligations, when probable (“more likely than not” or greater than 50%) and the measurement requirements for discounting using a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the liability. The opening adjustment on the balance sheet as a result of using discount rates that are country-specific required under IFRS is less than $22.2 million resulting in a reduction of opening retained earnings.

f)                Share-based compensation

The Company recognizes share-based compensation as a single pool with a fair value based on the specified vesting period for the overall arrangement. This treatment is applied for all arrangements under Canadian GAAP, including those which include tranches that vest in installments over the vesting period. Under IFRS, the Company will treat each installment as a separate arrangement with its own distinct fair value measurement. Compensation cost for each tranche will be recognized over its own distinct vesting period. The opening adjustment on the balance sheet as a result of using the above treatment required under IFRS is $3.7 million resulting in a reduction of opening retained earnings.

g)             Property, plant and equipment (“PPE”)

Key differences between Canadian GAAP and IFRS with respect to PPE include component accounting which must be applied to physical and non-physical components which are significant and have a useful life which differs to that of the overall asset, the mandatory capitalization of interest costs and requirements for the annual review of estimates of useful life, residual value and the depreciation method. The Company will continue to account for its PPE using the cost model. At this point, the Company does not expect to record a material adjustment relating to this difference.

h)             Provisions, contingent liabilities and contingent assets

Differences that are being assessed include the recognition of provisions which introduce the concept of legal and constructive obligations when probable (“more likely than not” or greater than 50%) and the requirements for discounting when material. At this time, the Company does not expect to record a material adjustment relating to this difference.

The Company has not identified any material differences for any other financial statement elements.

Project update

A project steering committee was established at the inception of the project and is providing overall guidance to the conversion project. The audit committee of the Company is kept informed of management’s decisions on accounting policy choices under IFRS, project status and significant IFRS developments. The Company completed a detailed work plan for the design and implementation phases of the project and the project is progressing according to plan, is on budget and there has been no significant change to the plan.

Some of the key activities that have been performed in 2010 include:

Activities	Progress report
Information technology and data systems

The Company’s IFRS project team liaises with IT system teams to ensure alignment with other projects impacting the IT environment. The Company continues to make good progress as it is revising its IT systems to incorporate IFRS requirements after the changeover date.

Internal controls

A process has been designed and implemented to provide reasonable assurance on the controls in place relating to the conversion process. At this point in the IFRS project, the Company does not anticipate any significant changes to key internal controls.

Training programs

All major company personnel impacted by the IFRS changeover from site staff to all levels of executive and directors have undergone various levels of training and have an understanding of IFRS. Specific training to key personnel, in both the corporate and regional offices, has been completed during the year. Additional training to enhance internal competencies on IFRS is planned for the first quarter of 2011.

Communication programs

The Audit Committee receives quarterly updates on the project’s progress status. It met in May, August and October with the project team to review the effect of conversion to IFRS on the opening balance sheet and the template of financial statements and notes proposed for interim and annual reporting in 2011.

The Company’s project team continues to communicate project status and significant impacts of transition to affected parties.

Revision of accounting policy and procedures manual

Differences arising from IFRS adoption have been identified and decisions have been documented in accounting papers addressing specific policies. Revisions and approval of the Company’s documented accounting policies under IFRS is underway.

Preparation of draft IFRS financial statements templates, disclosures and related decisions

Draft IFRS financial statements are undergoing a thorough review and approval with the involvement of the Company’s auditors. Some of the key changes expected include, but are not limited to, the following:

•      The statement of operations will be presented by “function” of the line items with additional note disclosures on the “nature” of the item to be included in supporting notes,

•      Unrealized and realized gain/loss on financial instruments as well as foreign exchange gain/loss will be presented within net finance expenses,

•      Foreign exchange gain/loss, interest and penalties related to tax to be reported in the tax expense line,

•      Deferred tax asset and liability balances to be presented as non-current on the balance sheet,

•      Cash flow statement to begin with earnings before taxation and present dividends received and taxes paid as operating activities,

•      Additional reconciliations/disclosures to be provided for several financial statement elements such as property, plant and equipment, equity investment, goodwill and intangible assets, dividends paid and proposed, share-based payments, cost of sales excluding depreciation, depletion and amortization, other operating income and expenses, finance income and expenses, environmental rehabilitation and provisions, employee compensation and benefit expenses, financial instruments, equity and its components, related party transactions, etc.

Preparation and auditor procedures on the IFRS opening balance sheet for January 1, 2010

Significant differences between Canadian GAAP and IFRS impacting the Company’s opening balance sheet for January 1, 2010 are substantially complete. Significant adjustments to the opening balance sheet to date have been disclosed above.

Other business impacts	During the transition year, IFRS figures are being tracked in parallel with Canadian GAAP figures for comparative purposes.

The above is not considered a complete and final list of all the impacts that may result from the transition to IFRS. The Company will maintain disclosures as current as possible as changes in circumstances may impact the final determination of adjustments and application.

Future Expected Changes to IFRS

Continuous monitoring of current IFRS developments is an imperative consideration in the design and implementation phase as multiple changes are expected to come into effect from projects delineated by the timetable of the International Accounting Standard Board as the Company transitions to IFRS.

Joint Arrangements

The International Accounting Standards Board (“IASB”) has issued Exposure Draft (“ED 9”) - Joint Arrangements, which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting. ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting. ED 9 is expected to result in the issue of a final IFRS standard in the first quarter of 2011, which the Company will be required to adopt during a period subsequent to its transition to IFRS. The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

Financial Statement Presentation (Presentation of Other Comprehensive Income)

The Presentation of Other Comprehensive Income (“OCI”) is a part of the Phase B of the Financial Statement Presentation project. In May 2010, the IASB published for public comment an ED “Presentation of Items of Other Comprehensive Income” with proposed changes that aim to address the issues of the lack of distinction between different items in the OCI and the lack of clarity in the presentation of items in OCI. The IASB proposes to group items presented in OCI on the basis of whether they are at some point reclassified (‘recycled’) from OCI to profit or loss.  In addition, the IASB proposes to use the title ‘statement of profit or loss and other comprehensive income’ for the statement that shall be presented in two sections: profit or loss; and OCI. Issuance of a final IFRS standard is expected in the first quarter of 2011 and the Company will be required to adopt the standard subsequent to its transition to IFRS.

Revenue Recognition

In June 2010, the IASB and FASB have jointly issued an ED on Revenue from contracts with customers. If adopted, the proposals would supersede IAS 11 Construction Contracts and IAS 18 Revenue and related interpretations. The core principle proposed in the ED would require an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. The ED also specifies the accounting for contract costs. The DP proposes a single revenue recognition model based on changes in the contract asset or liability with a customer, i.e., the net asset or liability arising from the remaining rights and obligations in a contract. The Company is currently evaluating the impact that ED is expected to have on its consolidated financial statements. A final IFRS standard to be issued in the second quarter of 2011 is expected, which the Company will be required to adopt subsequent to its transition to IFRS.

Leases

In July 2006, the IASB announced a project to reconsider the accounting requirement for leasing arrangements. The project is being conducted jointly with the FASB. In March 2009, the IASB and the FASB published a DP Leases — Preliminary Views. The DP proposes, for lessees, to eliminate the requirement to classify a lease contract as an operating or finance lease, and to require a single accounting model to be applied to all leases. The DP proposes that a lessee recognize in its financial statements a “right-of-use” asset representing its right to use the leased asset, and a liability representing its obligation to pay lease rentals. The DP includes a high-level discussion of lessor accounting issues, but expresses no preliminary views on lessor accounting. An ED was issued in August 2010 and a final standard in the second quarter of 2011, which the Company will be required to adopt subsequent to its transition to IFRS. The Company is currently monitoring the impact that proposed changes are expected to have on its consolidated financial statements.

Hedge Accounting

Hedge accounting represents the third phase of the project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. In December 2010, the IASB issued for public comment an ED on the accounting for hedging activities. The ED proposes requirements that will enable companies to reflect their risk management activities better in their financial statements and, in turn, help investors to understand the effect of those activities upon the financial statements and future cash flows. The key proposed changes include:

•                  A hedge accounting model that combines a management view that aims to use information produced internally for risk management purposes and an accounting view that seeks to address risk management issue of the timing of recognition of gains and losses.

•                  Elimination of the distinction of components of financial items versus non-financial items for purpose of hedging.

•                  Extending the use of hedge accounting to net positions and, thereby, improving the link to risk management.

A final standard is expected to be issued in the second quarter of 2011. The Company will be required to adopt the standard subsequent to its transition to IFRS.

24.          RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued Canadian accounting pronouncements are outlined below.

FUTURE ACCOUNTING CHANGES

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for financial years beginning on or after January 1, 2011 (“Changeover Date”). Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

As the result of adopting IFRS, changes in significant accounting policies will include:

•                  Income taxes

Under IFRS, the deferred tax liability relating to the fair value adjustments on acquisition of non-monetary assets will be calculated with reference to the functional currency at the time of the original acquisition. Under previous Canadian GAAP, recognition of such foreign exchange difference is prohibited; hence, the initial deferred tax liability on the fair value adjustments on acquisition of non-monetary assets is calculated in the foreign currency and subsequently translated into the functional currency at the rate in effect at each balance sheet date.

On business combinations, IFRS requires the deferred taxes be calculated without gross-up, and deferred taxes not to be set up on assets acquired outside of business combinations.

IFRS requires disclosure of the temporary differences between the original investment and the cumulative undistributed retained earnings of the investment since its acquisition. All deferred tax assets and liabilities are to be classified as non-current items.

•                  Impairment of assets

IFRS requires the application of a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use and includes the use of discounted cash flows when a cash flow model is used. IFRS also allows the reversal of impairments for long-lived assets if conditions that gave rise to those impairments no longer exist. Under previous Canadian GAAP, a two-step approach to impairment testing is performed: firstly, the asset carrying value is compared with its undiscounted future cash flow to determine whether impairment exists. The impairment is then measured by comparing the asset’s carrying value with its fair value.

•                  Warrants

IFRS requires that warrants denominated in a currency other than the functional currency of the issuer (United States Dollars for the Company) be classified as liabilities unless they are issued pro rata to all existing shareholders. Such warrants shall be recognized at fair value with changes in value being recorded in the statement of operations. Under previous Canadian GAAP, the Company accounts for its Canadian dollar-denominated warrants, primarily acquired in its business combinations, as equity instruments.

•                  Decommissioning, restoration and similar liabilities

Under IFRS, recognition of provision shall be based on the concept of legal and constructive obligations when it is probable (“more likely than not”) that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the discount rates shall be pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability.

•                  Share-based compensation

The Company recognizes share-based compensation, including those which include tranches that vest in installments over the vesting period. Under IFRS, the Company shall treat each installment as a separate arrangement with its own distinct fair value measurement. Compensation cost for each tranche will be recognized over its own distinct vesting period.

25.          DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of  company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that, as of December 31, 2010, the Company’s internal control over financial reporting is effective and no material weaknesses were identified.  The Company has certified the above in its annual filings with both the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Deloitte and Touche LLP, the Company’s Independent Registered Chartered Accountants, have audited the consolidated financial statements of the Company for the year ended December 31, 2010, and have also issued a report on the internal controls over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

CHANGES IN INTERNAL CONTROLS

During the year ended December 31, 2010, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2010 and December 31, 2009 and results of operations for the period ended December 31, 2010, December 31, 2009 and December 31, 2008.

This Management’s Discussion and Analysis has been prepared as of February 23rd, 2011. The audited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2010 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this

Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2010 and the most recent Annual Information Form for the year ended December 31, 2010 on file with the Securities Commissions of all of the provinces in Canada and the 2010 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risks related to non-core mine disposition, changes in project parameters as plans continue to be refined, changes in project development, construction production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2010 and other continuous disclosure documents filed by the Company since January 1, 2011 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.